Offering Memorandum: Part II of Offering Document (Exhibit A to Form C)

Rayton Solar, Inc.
16600 Aston St
Irvine, CA 92606
rayton.co

Up to $3,010,999.95 in Common Stock at $0.35
Minimum Target Amount: $9,999.85

A crowdfunding investment involves risk. You should not invest any funds in this offering unless you can afford to lose your entire investment.

In making an investment decision, investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. These securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document.

The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature.

These securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration.

Company:

Company: Rayton Solar, Inc.
Address: 16600 Aston St, Irvine, CA 92606
State of Incorporation: DE
Date Incorporated: October 17, 2013

Terms:

Equity

Offering Minimum: $9,999.85 | 28,571 shares of Common Stock
Offering Maximum: $3,010,999.95 | 8,602,857 shares of Common Stock
Type of Security Offered: Common Stock
Purchase Price of Security Offered: $0.35
Minimum Investment Amount (per investor): $500.15

**Maximum Number of Shares Offered subject to adjustment for bonus shares. See Bonus info below.*

Voting Rights of Securities Sold in this Offering

Voting Proxy. Subscriber shall appoint the Chief Executive Officer of the Company (the "CEO"), or his or her successor, as the Subscriber's true and lawful proxy and attorney, with the power to act alone and with full power of substitution, to, consistent with this instrument and on behalf of the Subscriber, (i) vote all Securities, (ii) give and receive notices and communications, (iii) execute any instrument or document that the CEO determines is necessary or appropriate in the exercise of its authority under this instrument, and (iv) take all actions necessary or appropriate in the judgment of the CEO for the accomplishment of the foregoing. The proxy and power granted by the Subscriber pursuant to this Section are coupled with an interest. Such proxy and power will be irrevocable. The proxy and power, so long as the Subscriber is an individual, will survive the death, incompetency and disability of the Subscriber and, so long as the Subscriber is an entity, will survive the merger or reorganization of the Subscriber or any other entity holding the Securities. However, the Proxy will terminate upon the closing of a firm commitment underwritten public offering pursuant to an effective registration statement under the Securities Act of 1933 covering the offer and sale of Common Stock or the effectiveness of a registration statement under the Securities Exchange Act of 1934 covering the Common Stock.

FORWARD-LOOKING INFORMATION LEGEND

THE OFFERING MATERIALS MAY CONTAIN FORWARD-LOOKING STATEMENTS AND INFORMATION RELATING TO, AMONG OTHER THINGS, THE COMPANY, ITS BUSINESS PLAN AND STRATEGY, AND ITS INDUSTRY. THESE FORWARD-LOOKING STATEMENTS ARE BASED ON THE BELIEFS OF, ASSUMPTIONS MADE BY, AND

INFORMATION CURRENTLY AVAILABLE TO THE COMPANY'S MANAGEMENT. WHEN USED IN THE OFFERING MATERIALS, THE WORDS "ESTIMATE," "PROJECT," "BELIEVE," "ANTICIPATE," "INTEND," "EXPECT" AND SIMILAR EXPRESSIONS ARE INTENDED TO IDENTIFY FORWARD-LOOKING STATEMENTS, WHICH CONSTITUTE FORWARD-LOOKING STATEMENTS. THESE STATEMENTS REFLECT MANAGEMENT'S CURRENT VIEWS WITH RESPECT TO FUTURE EVENTS AND ARE SUBJECT TO RISKS AND UNCERTAINTIES THAT COULD CAUSE THE COMPANY'S ACTUAL RESULTS TO DIFFER MATERIALLY FROM THOSE CONTAINED IN THE FORWARD-LOOKING STATEMENTS. INVESTORS ARE CAUTIONED NOT TO PLACE UNDUE RELIANCE ON THESE FORWARD-LOOKING STATEMENTS, WHICH SPEAK ONLY AS OF THE DATE ON WHICH THEY ARE MADE. THE COMPANY DOES NOT UNDERTAKE ANY OBLIGATION TO REVISE OR UPDATE THESE FORWARD-LOOKING STATEMENTS TO REFLECT EVENTS OR CIRCUMSTANCES AFTER SUCH DATE OR TO REFLECT THE OCCURRENCE OF UNANTICIPATED EVENTS.

Investment Incentives and Bonuses*

Time-Based:

Friends and Family Early Bird

Invest within the first 48 hours and receive 20% bonus shares.

Early Bird

Invest within the first week and receive 10% bonus shares.

**All perks occur when the offering is completed.*

The 10% Bonus for StartEngine Shareholders

Rayton Solar, Inc. will offer 10% additional bonus shares for all investments that are committed by investors that are eligible for the StartEngine Crowdfunding Inc. OWNer's bonus.

This means eligible StartEngine shareholders will receive a 10% bonus for any shares they purchase in this offering. For example, if you buy 100 shares of Common Stock at $0.35 / share, you will receive 110 shares of Common Stock, meaning you'll own 110 shares for $0.35 / share. Fractional shares will not be distributed and share bonuses will be determined by rounding down to the nearest whole share.

This 10% Bonus is only valid during the investors eligibility period. Investors eligible for this bonus will also have priority if they are on a waitlist to invest and the company surpasses its maximum funding goal. They will have the first opportunity to invest should room in the offering become available if prior investments are canceled or fail.

Investors will receive the highest single bonus they are eligible for among the bonuses based on the amount invested and time of offering elapsed (if any). Eligible investors will also receive the Owner's Bonus in addition to the aforementioned bonus.

The Company and its Business

Company Overview

Rayton Solar, Inc. dba Rayton was incorporated in the State of Delaware on October 17, 2013. The Company's initial mission was the development of the most cost-efficient source of renewable energy through ion-implanted, ultra-thin, float zone silicon photovoltaic modules ("PV modules"). The Company has pivoted to use its same manufacturing processes to create lower-cost gallium arsenide ("GaAs") wafers for the semiconductor industry as a whole. GaAs wafers serve as the foundation for microchips that are used in automotive, aerospace, 5G, LED, and solar applications. The Company's management believes that this pivot gives the path of least resistance and strengthens its market positioning.

Rayton has completed the Research and Development stage where we identified the implantation conditions and the recipe needed to make our wafers. We have successfully created a prototype wafer in the laboratory. We have completed payments and received our state of the art 300KeV ion implanter which is located at our facility in Irvine, CA. Installation and commissioning is underway. We are entering the Beta Phase of operations where we plan to use our commercial-grade, high volume ion implant equipment to produce sample wafers with the intent to secure sales contracts with them. We will then begin ramping up to the production of 25 wafers per hour to enter Phase One of production.

Principal Products and Services

Following the acquisition of additional semiconductor processing equipment, Rayton intends to use its technology to engineer GaAs wafers for use by chipmakers.

Technology

The Company's previous focus was on solar energy. Through the use of a particle accelerator co-developed with Phoenix Nuclear Labs LLC ("PNL"), Rayton is able to achieve close to zero waste and create cost-efficient PV modules. However, the Company realized that the developed technology could be put to additional use beyond just the development of PV modules. Applying the technology that Rayton has already developed, the Company believes it will be able to manufacture engineered GaAs wafers at a price significantly lower than existing manufacturers. The manufacturing process for Rayton's PV material and GaAs wafers is patented.

Engineering and Development to Date

The particle accelerator for producing engineered GaAs wafers is on site at Ryton's facility in Irvine, CA, allowing us to reach our Beta Phase of operations. Rayton does not currently manufacture GaAs wafers at high volume. Current manufacturing capabilities are for sample materials that can be used for testing purposes with potential customers. For example, a potential customer can be sent a Rayton wafer and then run it through their manufacturing lines and further upstream processes to make their devices and test them for quality assurance and performance metrics. Rayton intends to produce sample material by mid to late 2022. Once we have developed the full proof-of-concept and have generated interest from potential customers, additional capital investment will be required. We believe we would need to raise an additional $14M for equipment and operations to manufacture at commercial scale.

As part of our operations, we may become subject to the California Department of Public Health X-ray machine registration and compliance regulations. While these regulations are typically limited to x-ray devices based in health care settings, it is possible that the accelerator will generate sufficient x-ray exposure to require such registration. We intend to acquire an x-ray survey meter to assess x-ray exposure to Rayton personnel to be able to comply with these regulations if required, as well as take steps such as public posting of notices as directed under California law.

We have completed research and development and identified the specific conditions needed to create our engineered wafers. We have also planned out a beta operations phase which would involve making samples with the production quality accelerator. These samples would then be used to secure lettters of intent and sales agreements from potential customers. The capital needed for the beta operations phase does not require the $10M in equipment costs needed for phase 1 revenue.

The company previously intended to slice silicon wafers into thin 2-4 micron slices and attach to a less expensive handle wafer and then make solar cells out of this new "engineered wafer." The company does not intend to do this anymore, but rather conduct the same slicing and bonding process on GaAs instead of silicon and then sell this GaAs wafer to the semiconductor industry as a whole. A number of devices can be made on Rayton's GaAs wafer including solar, but Rayton does not intend to make the devices as this requires a significantly larger upfront equipment cost which Rayton does not intend to undertake. We have determined that the fastest route to revenue for our shareholders is to service the companies who make devices on GaAs wafers such as IQE, VPEC and other companies with MOCVD capabilities. The largest segment of the GaAs wafer market is currently for 3D-Facial recognition, and other applications such as 5G are rapidly growing.

We are in the Beta Phase of our roadmap. Since February 2021 we have received the particle acccelerator at our facility in Irvine, CA. Since December 2021 we have been installing and commisioning the equipment. This involves modifying the facility such as installing high voltage power lines and plumbing lines to the equipment. Auxilary equipment such as a 30KW insudstrial chiller has been installed and hooked up to the particle accelerator. The accelerator passed the manufacturer's Factory Acceptance Test in May 2021. It was then disassembled and shipped to Rayton's facility in December of 2021. It has been reassembled, and we are currently awaiting the manufcaturer's field team to be sent back out to us to complete the field installation and begin testing the accelerator at Rayton's Irvine site. We are concurrently working on assembling and testing our vacuum chamber end station systems as well as building a custom magnet for beam optimisation. Once these milestones are complete we will then be able to begin implanting semiconductor material to be used for samples to potential customers.

Market

The Company plans to sell specific engineered GaAs wafers for $75 as opposed to the $100 current market price. The GaAs wafer market was $316.49M in 2019 and growing with a CAGR of 7.2%. The overall GaAs device market is expected to grow to $22 billion by 2026. Rayton would buy GaAs wafers in bulk from producers such as Freiberger, and Sumitomo. Rayton would then use its processes to lower the cost of the GaAs wafer. Rayton would then be able to sell its engineered GaAs wafers to foundries like VPEC and IQE who grow devices on the wafers. They then sell these devices to the chipmakers who turn them into products used in retail electronics. The Company has not yet established relationships with the identified bulk wafer manufacturers or foundries.

Currently, wafer growth foundries such as Freiberger and Sumitomo grow ingots of GaAs in crucibles. They then slice these ingots into 500-600 micron thick wafers. The slicing process wastes up to half of the raw material from the ingot, and the thickness is much greater than what is needed for an active region in semiconductor devices. These 500-600 micron thick wafers are then sold to MOCVD capable companies such as VPEC and IQE. These companies grow many more layers on the wafer creating devices for applications such as 3D-Facial Recognition. Those devices are then packaged into chips which then end up in electronic goods such as the iPhone 13 and Microsoft Surface tablets.

Rayton plays a roll in mitigating the costs associated with the 2 problems identified above. Rayton can buy the 500-600 micron thick wafers from ingot producers, and then conduct our process to put a 2 micron thick layer of GaAs on a much cheaper handle wafer; in our case sapphire. We would then sell these new "engineered wafers" to the MOCVD capable companies such as VPEC and IQE.

Competitors and Industry

There are a few companies who manufacture bulk GaAs wafers including but not limited to Freiberger, Sumitomo, and AXT. It is Rayton's understanding that these companies use conventional diamond wire saws to slice their wafers. This process experiences Kerf Loss where up to 50% of the raw ingot can be lost. Additionally, the wafer thickness can not be thinner than approximately 200 microns due to the mechanical stresses placed on the wafer from the diamond wire saw. Rayton believes we have an advantage over these companies since we replace the diamond wire saw with our particle beam ion implant technique. We believe that our advantage comes from being able to slice 2 micron thick pieces of material with minimal raw material ingot loss, and that we will be able to reduce the overall cost of a GaAs wafer on the open market by up to 25%.

The price for wafers produced by our competitors is dropping. As the GaAs wafer market increases in size the price comes down due to economies of scale. There may come a time when the price of conventionally diamond wire cut GaAs wafers has reduced to a point where our ion implantation method is no longer advantageous. We are planning for future products when this event does occur by examining other wafers which have significantly higher price points than GaAs and slower rates of scaling economies. For example Rayton could conduct a similar ion implantation process on GaN, InP, or SiC wafers to reduce their price as compared to the market price. Rayton is also examining a value added product where the advantage does not come from the reduction in price, but rather an additional functionality due to the properties of the engineered wafer. While rolling out a GaAs product Rayton plans to examine the possible future products and fulfill the most optimal market demands as they are presented.

Rayton sits in between the bulk wafer growers and the epitaxial foundries. Currently we are aware of only one company in the semicoductor space that uses ion implantation technology to create engineered wafers. This company is Soitec and they use different machinery to create a silicon on insulator product. We are not aware that they are manufacturing and marketing a GaAs product as we have described in our business model. We believe that their existing machinery has a lower beam energy and lower beam current than what is optimal to produce GaAs engineered wafers in bulk; thus, we believe Rayton is better positioned to address this market.

Current Stage and Roadmap

History of Rayton to date:

10/2013 - Rayton founded by Andrew Yakub

8/2014 - Rayton secures accelerator co-development agreement with Phoenix Nuclear Labs (PNL) to provide the key piece of state-of-the-art equipment

5/2015-4/2016 - Rayton raises $2.4MM in an accredited investor round; Rayton completes joint development agreement with PNL

1/2017-1/2018 - Rayton is qualified by the SEC to conduct a Reg A+ offering; Rayton raises $5.4MM to construct key equipment and complete R&D

10/2018 - Rayton spends $1.4MM on the ion implanter buildout, which is now constructed and pending final commissioning at PNL; Rayton secures its product recipe and trade secrets

8/2019 - 6/2020 - Rayton announces its "product of least resistance" and path to revenue; issues a Regulation CF offering to existing and new shareholders (reached maximum of ~$1MM)

10/2020 - 8/2021 - Rayton makes payments towards the accelerator. Equipment passes factory acceptance test and is scheduled for delivery to Rayton in December of 2021

12/2021 - 6/2022 - Acccelerator equipment is delivered to Rayton at its new facility in Irvine, CA. Installation, commissioning, and testing of equipment is undertaken

Roadmap:

Over the next 12 months, we intend to undertake significant steps in furthering the business of the Company, subject to the availability of capital.

Beta Phase, Year 1: Rayton is ready to begin the Beta Phase of our operations following completion of the factory acceptance test in May 2021, and final payment and delivery of the accelerator to Rayton's Irvine site in December 2021. We initial anticipated delivery to occur in mid-2021, but was delayed to December 2021 because the manufacturer's field installation crew had no availability until December. Rayton had its facility ready to accept delivery of the equipment as of September 15, 2021. We are currently undergoing installation, commissioning, and testing of the equipment.

Phase One, Year 2: Phase One would first require the acquisition of additional semiconductor processing equipment to move into a high-volume manufacturing phase which will bring us into revenue. We will need about $14 million to get the company into a revenue phase that can generate approximately 120,000 wafers per year, which would represent approximately $9 million in annual gross revenue. We anticipate costs of goods sold in this scenario of approximately $2.5 million, and operating expenses of almost $2 million.

Phase Two, Year 3: By Phase Two, we would add on additional semiconductor processing equipment to increase the throughput of the full manufacturing line. We anticipate the additional equipment costing approximately $15 million. By adding this additional equipment, we would be able to increase to the maximum throughput attainable for one accelerator to 432,000 wafers per year. This represents approximately $32 million per year in gross revenue. The costs of goods sold in this scenario is approximately $9 million, and operating expenses would increase to $5.2 million. We believe that expenditures on the capital equipment could be reduced through lease or purchase of used equipment.

The Team

Officers and Directors

Name: Andrew Yakub

Andrew Yakub's current primary role is with the Issuer.

Positions and offices currently held with the issuer:

- **Position:** CEO, Chairman of the Board, Secretary, and Treasurer
  Dates of Service: October 27, 2013 - Present
  Responsibilities: Oversees day-to-day operations. Andrew currently receives salary compensation of $150,000 per year and does not receive equity compensation.

Other business experience in the past three years:

- **Employer:** ReGen America Inc.
  Title: CEO
  Dates of Service: September 07, 2009 - September 01, 2022
  Responsibilities: Oversee and collect on the holding operations. Mr. Yakub has ceased management of day to day operations at ReGen in order to be fulltime at Rayton.

Name: Dr. James Rosenzweig

Dr. James Rosenzweig's current primary role is with University of California Los Angeles. Dr. James Rosenzweig currently services 2-3 hours per week in their role with the Issuer.

Positions and offices currently held with the issuer:

- **Position:** Director
  Dates of Service: February 18, 2014 - Present
  Responsibilities: Oversee corporate strategy and technical development, maintain and oversee the C-Level management team. James currently does not take a salary or equity compensation for this role.

Other business experience in the past three years:

- **Employer:** University of California Los Angeles
  Title: Professor of Physics
  Dates of Service: January 01, 1999 - Present
  Responsibilities: Professor of Physics

Other business experience in the past three years:

- **Employer:** University of California Los Angeles
  Title: Chair of UCLA's Physics and Astronomy Department
  Dates of Service: January 01, 1999 - January 01, 2015
  Responsibilities: Chair of UCLA's Physics and Astronomy Department

Other business experience in the past three years:

- **Employer:** Radiabeam Technologies
  Title: Owner, Chairman, Board of Advisors
  Dates of Service: January 01, 2003 - Present
  Responsibilities: Oversee Scientific R&D

Risk Factors

The SEC requires the company to identify risks that are specific to its business and its financial condition. The company is still subject to all the same risks that all companies in its business, and all companies in the economy, are exposed to. These include risks relating to economic downturns, political and economic events and technological developments (such as hacking and the ability to prevent hacking). Additionally, early-stage companies are inherently more risky than more developed companies. You should consider general risks as well as specific risks when deciding whether to invest.

These are the risks that relate to the Company:

Uncertain Risk
An investment in the Company (also referred to as "we", "us", "our", or "Company") involves a high degree of risk and should only be considered by those who can afford the loss of their entire investment. Furthermore, the purchase of any of the Common Stock should only be undertaken by persons whose financial resources are sufficient to enable them to indefinitely retain an illiquid investment. Each investor in the Company should consider all of the information provided to such potential investor regarding the Company as well as the following risk factors, in addition to the other information listed in the Company's Form C. The following risk factors are not intended, and shall not be deemed to be, a complete description of the commercial and other risks inherent in the investment in the Company.

Our business projections are only projections
There can be no assurance that the Company will meet our projections. There can be no assurance that the Company will be able to find sufficient demand for our product, that people think it's a better option than a competing product, or that we will able to provide the service at a level that allows the Company to make a profit and still attract business.

Any valuation at this stage is difficult to assess
The valuation for the offering was established by the Company. Unlike listed companies that are valued publicly through market-driven stock prices, the valuation of private companies, especially startups, is difficult to assess and you may risk overpaying for your investment.

The transferability of the Securities you are buying is limited
Any Common Stock purchased through this crowdfunding campaign is subject to SEC limitations of transfer. This means that the stock/note that you purchase cannot be resold for a period of one year. The exception to this rule is if you are transferring the stock back to the Company, to an "accredited investor," as part of an offering registered with the Commission, to a member of your family, trust created for the benefit of your family, or in connection with your death or divorce.

Your investment could be illiquid for a long time
You should be prepared to hold this investment for several years or longer. For the 12

months following your investment there will be restrictions on how you can resell the securities you receive. More importantly, there is no established market for these securities and there may never be one. As a result, if you decide to sell these securities in the future, you may not be able to find a buyer. The Company may be acquired by an existing player in the semiconductor industry. However, that may never happen or it may happen at a price that results in you losing money on this investment.

If the Company cannot raise sufficient funds it will not succeed
The Company, is offering Common Stock in the amount of up to $5,000,000 in this offering, and may close on any investments that are made. Even if the maximum amount is raised, the Company is likely to need additional funds in the future in order to grow, and if it cannot raise those funds for whatever reason, including reasons relating to the Company itself or the broader economy, it may not survive. If the Company manages to raise only the minimum amount of funds, sought, it will have to find other sources of funding for some of the plans outlined in "Use of Proceeds."

We may not have enough capital as needed and may be required to raise more capital.
We anticipate needing access to credit in order to support our working capital requirements as we grow. Although interest rates are low, it is still a difficult environment for obtaining credit on favorable terms. If we cannot obtain credit when we need it, we could be forced to raise additional equity capital, modify our growth plans, or take some other action. Issuing more equity may require bringing on additional investors. Securing these additional investors could require pricing our equity below its current price. If so, your investment could lose value as a result of this additional dilution. In addition, even if the equity is not priced lower, your ownership percentage would be decreased with the addition of more investors. If we are unable to find additional investors willing to provide capital, then it is possible that we will choose to cease our sales activity. In that case, the only asset remaining to generate a return on your investment could be our intellectual property. Even if we are not forced to cease our sales activity, the unavailability of credit could result in the Company performing below expectations, which could adversely impact the value of your investment.

Terms of subsequent financings may adversely impact your investment
We will likely need to engage in common equity, debt, or preferred stock financings in the future, which may reduce the value of your investment in the Common Stock. Interest on debt securities could increase costs and negatively impact operating results. Preferred stock could be issued in series from time to time with such designation, rights, preferences, and limitations as needed to raise capital. The terms of preferred stock could be more advantageous to those investors than to the holders of Common Stock. In addition, if we need to raise more equity capital from the sale of Common Stock, institutional or other investors may negotiate terms that are likely to be more favorable than the terms of your investment, and possibly a lower purchase price per share.

Management Discretion as to Use of Proceeds
Our success will be substantially dependent upon the discretion and judgment of our

management team with respect to the application and allocation of the proceeds of this Offering. The use of proceeds described below is an estimate based on our current business plan. We, however, may find it necessary or advisable to re-allocate portions of the net proceeds reserved for one category to another, and we will have broad discretion in doing so.

Projections: Forward Looking Information

Any projections or forward looking statements regarding our anticipated financial or operational performance are hypothetical and are based on management's best estimate of the probable results of our operations and will not have been reviewed by our independent accountants. These projections will be based on assumptions which management believes are reasonable. Some assumptions invariably will not materialize due to unanticipated events and circumstances beyond management's control. Therefore, actual results of operations will vary from such projections, and such variances may be material. Any projected results cannot be guaranteed.

We may never have an operational product or service

It is possible that there may never be an operational semiconductor product or that the product may never be used to engage in transactions. It is possible that the failure to release the product is the result of a change in business model upon Company's making a determination that the business model, or some other factor, will not be in the best interest of Company and its stockholders/members/creditors.

Some of our products are still in prototype phase and might never be operational products

It is possible that there may never be an operational product or that the product may never be used to engage in transactions. It is possible that the failure to release the product is the result of a change in business model upon the Company's making a determination that the business model, or some other factor, will not be in the best interest of the Company and its stockholders.

Developing new products and technologies entails significant risks and uncertainties

We are currently in the research and development stage and have only manufactured a prototype for our semiconductor wafer. Delays or cost overruns in the development of our semiconductor wafer and failure of the product to meet our performance estimates may be caused by, among other things, unanticipated technological hurdles, difficulties in manufacturing, changes to design and regulatory hurdles. Any of these events could materially and adversely affect our operating performance and results of operations.

Minority Holder; Securities with Voting Rights

The common stock that an investor is buying has voting rights attached to them. However, you will be part of the minority shareholders of the Company and have agreed to appoint the Chief Executive Officer of the Company (the "CEO"), or his or her successor, as your voting proxy. You are trusting in management discretion in making good business decisions that will grow your investments. Furthermore, in the event of a liquidation of our company, you will only be paid out if there is any cash remaining after all of the creditors of our company have been paid out.

You are trusting that management will make the best decision for the company
You are trusting in management discretion. You are buying securities as a minority holder, and therefore must trust the management of the Company to make good business decisions that grow your investment.

Insufficient Funds
The company might not sell enough securities in this offering to meet its operating needs and fulfill its plans, in which case it will cease operating and you will get nothing. Even if we sell all the common stock we are offering now, the Company will (possibly) need to raise more funds in the future, and if it can't get them, we will fail. Even if we do make a successful offering in the future, the terms of that offering might result in your investment in the company being worth less, because later investors might get better terms.

This offering involves "rolling closings," which may mean that earlier investors may not have the benefit of information that later investors have.
Once we meet our target amount for this offering, we may request that StartEngine instruct the escrow agent to disburse offering funds to us. At that point, investors whose subscription agreements have been accepted will become our investors. All early-stage companies are subject to a number of risks and uncertainties, and it is not uncommon for material changes to be made to the offering terms, or to companies' businesses, plans or prospects, sometimes on short notice. When such changes happen during the course of an offering, we must file an amendment to our Form C with the SEC, and investors whose subscriptions have not yet been accepted will have the right to withdraw their subscriptions and get their money back. Investors whose subscriptions have already been accepted, however, will already be our investors and will have no such right.

Our new product could fail to achieve the sales projections we expected
Our growth projections are based on an assumption that with an increased advertising and marketing budget our products will be able to gain traction in the marketplace at a faster rate than our current products have. It is possible that our new products will fail to gain market acceptance for any number of reasons. If the new products fail to achieve significant sales and acceptance in the marketplace, this could materially and adversely impact the value of your investment.

We face significant market competition
We will compete with larger, established companies who currently have products on the market and/or various respective product development programs. They may have much better financial means and marketing/sales and human resources than us. They may succeed in developing and marketing competing equivalent products earlier than us, or superior products than those developed by us. There can be no assurance that competitors will render our technology or products obsolete or that the products developed by us will be preferred to any existing or newly developed technologies. It should further be assumed that competition will intensify.

We are an early stage company and have not yet generated any profits
Rayton Solar Inc. was formed on October 17th, 2013. Accordingly, the Company has a limited history upon which an evaluation of its performance and future prospects can be made. Our current and proposed operations are subject to all business risks associated with new enterprises. These include likely fluctuations in operating results as the Company reacts to developments in its market, managing its growth and the entry of competitors into the market. We will only be able to pay dividends on any shares once our directors determine that we are financially able to do so. Rayton Solar Inc has incurred a net loss and has had limited revenues generated since inception. There is no assurance that we will be profitable in the next 3 years or generate sufficient revenues to pay dividends to the holders of the shares.

We are an early stage company and have limited revenue and operating history
The Company has a short history, few customers, and effectively no revenue. If you are investing in this company, it's because you think that Rayton is a good idea, that the team will be able to successfully market, and sell the product or service, that we can price them right and sell them to enough peoples so that the Company will succeed. Further, we have never turned a profit and there is no assurance that we will ever be profitable.

We have existing patents that we might not be able to protect properly
One of the Company's most valuable assets is its intellectual property. The Company owns 2 patents, and various trade secrets. We believe one of the most valuable components of the Company is our intellectual property portfolio. Due to the value, competitors may misappropriate or violate the rights owned by the Company. The Company intends to continue to protect its intellectual property portfolio from such violations. It is important to note that unforeseeable costs associated with such practices may invade the capital of the Company.

We have pending patent approval's that might be vulnerable
One of the Company's most valuable assets is its intellectual property. The Company's intellectual property such as patents, trademarks, copyrights, Internet domain names, and trade secrets may not be registered with the proper authorities. We believe one of the most valuable components of the Company is our intellectual property portfolio. Due to the value, competitors may misappropriate or violate the rights owned by the Company. The Company intends to continue to protect its intellectual property portfolio from such violations. It is important to note that unforeseeable costs associated with such practices may invade the capital of the Company due to its unregistered intellectual property.

Our trademarks, copyrights and other intellectual property could be unenforceable or ineffective
Intellectual property is a complex field of law in which few things are certain. It is possible that competitors will be able to design around our intellectual property, find prior art to invalidate it, or render the patents unenforceable through some other mechanism. If competitors are able to bypass our trademark and copyright protection without obtaining a sublicense, it is likely that the Company's value will be materially

and adversely impacted. This could also impair the Company's ability to compete in the marketplace. Moreover, if our trademarks and copyrights are deemed unenforceable, the Company will almost certainly lose any potential revenue it might be able to raise by entering into sublicenses. This would cut off a significant potential revenue stream for the Company.

The cost of enforcing our trademarks and copyrights could prevent us from enforcing them

Trademark and copyright litigation has become extremely expensive. Even if we believe that a competitor is infringing on one or more of our trademarks or copyrights, we might choose not to file suit because we lack the cash to successfully prosecute a multi-year litigation with an uncertain outcome; or because we believe that the cost of enforcing our trademark(s) or copyright(s) outweighs the value of winning the suit in light of the risks and consequences of losing it; or for some other reason. Choosing not to enforce our trademark(s) or copyright(s) could have adverse consequences for the Company, including undermining the credibility of our intellectual property, reducing our ability to enter into sublicenses, and weakening our attempts to prevent competitors from entering the market. As a result, if we are unable to enforce our trademark(s) or copyright(s) because of the cost of enforcement, your investment in the Company could be significantly and adversely affected.

The loss of one or more of our key personnel, or our failure to attract and retain other highly qualified personnel in the future, could harm our business

To be successful, the Company requires capable people to run its day to day operations. As the Company grows, it will need to attract and hire additional employees in sales, marketing, design, development, operations, finance, legal, human resources and other areas. Depending on the economic environment and the Company's performance, we may not be able to locate or attract qualified individuals for such positions when we need them. We may also make hiring mistakes, which can be costly in terms of resources spent in recruiting, hiring and investing in the incorrect individual and in the time delay in locating the right employee fit. If we are unable to attract, hire and retain the right talent or make too many hiring mistakes, it is likely our business will suffer from not having the right employees in the right positions at the right time. This would likely adversely impact the value of your investment.

Our ability to sell our product or service is dependent on outside government regulation which can be subject to change at any time

Our ability to sell product is dependent on the outside government regulation such as the FDA (Food and Drug Administration), FTC (Federal Trade Commission) and other relevant government laws and regulations. The laws and regulations concerning the selling of product may be subject to change and if they do then the selling of product may no longer be in the best interest of the Company. At such point the Company may no longer want to sell product and therefore your investment in the Company may be affected.

We rely on third parties to provide services essential to the success of our business

We rely on third parties to provide a variety of essential business functions for us, including manufacturing, shipping, accounting, legal work, public relations, advertising, retailing, and distribution. It is possible that some of these third parties will fail to perform their services or will perform them in an unacceptable manner. It is possible that we will experience delays, defects, errors, or other problems with their work that will materially impact our operations and we may have little or no recourse to recover damages for these losses. A disruption in these key or other suppliers' operations could materially and adversely affect our business. As a result, your investment could be adversely impacted by our reliance on third parties and their performance.

As part of our operations, we may become subject to the California Department of Public Health X-ray machine registration and compliance regulations.
California law establishes certain rules and regulations applicable to devices that emit x-rays. While such laws are typically meant to apply to x-ray devices in the health care field, it is possible that our accelerator would come under these laws as well. Under these laws, we would maintain dose limits for Rayton personnel, post notices, and allow for state inspections. If it is determined that we are subject to these laws and have not fully complied, it is possible that we would be subject to state fines and sanctions.

The amount raised in this offering may include investments from company insiders or immediate family members.
Officers, directors, executives, and existing owners with a controlling stake in the company (or their immediate family members) may make investments in this offering. Any such investments will be included in the raised amount reflected on the campaign page.

The Company has Convertible Notes outstanding which are due.
The Convertible Notes listed in the Company Securities section have matured and are due. Rayton has not yet reached out to every note holder to ask if they have decided to convert their notes into shares of the company or to reclaim the note. The noteholders who have not converted continue to earn interest on the notes.

Ownership and Capital Structure; Rights of the Securities

Ownership

The following table sets forth information regarding beneficial ownership of the company's holders of 20% or more of any class of voting securities as of the date of this Offering Statement filing.

<table>
<tr><th>Stockholder Name</th><th>Number of Securities Owned</th><th>Type of Security Owned</th><th>Percentage</th></tr>
<tr><td>Andrew Yakub</td><td>80,500,000</td><td>Common Stock</td><td rowspan="2">48.8%</td></tr>
<tr><td>Andrew Yakub</td><td>185,800</td><td>Convertible Note</td></tr>
</table>

The Company's Securities

The Company has authorized Common Stock, Convertible Note, Convertible Note, Convertible Note, Convertible Note, and Convertible Note. As part of the Regulation Crowdfunding raise, the Company will be offering up to 8,602,857 of Common Stock.

Common Stock

The amount of security authorized is 200,000,000 with a total of 164,954,267 outstanding.

Voting Rights

The holders of the Company's Common Stock are entitled to one vote per share. Please see voting rights for securities sold in this offering below.

Material Rights

In addition, the holders of our Common Stock will be entitled to receive pro rata dividends, if any, declared by our board of directors out of legally available funds. Upon liquidation, dissolution, or winding-up, the holders of our Common Stock are entitled to share ratably in all assets that are legally available for distribution. The holders of our Common Stock have no preemptive, subscription, redemption, or conversion rights

Stock Options

The total amount outstanding includes 11,835,000 of shares to be issued pursuant to stock options issued.

Voting Rights of Securities Sold in this Offering

Voting Proxy. Subscriber shall appoint the Chief Executive Officer of the Company (the "CEO"), or his or her successor, as the Subscriber's true and lawful proxy and attorney, with the power to act alone and with full power of substitution, to, consistent with this instrument and on behalf of the Subscriber, (i) vote all Securities, (ii) give and receive notices and communications, (iii) execute any instrument or document that the CEO determines is necessary or appropriate in the exercise of its authority under this instrument, and (iv) take all actions necessary or appropriate in the judgment of the CEO for the accomplishment of the foregoing. The proxy and power granted by the Subscriber pursuant to this Section are coupled with an interest. Such proxy and power will be irrevocable. The proxy and power, so long as the Subscriber is an individual, will survive the death, incompetency and disability of the Subscriber and, so long as the Subscriber is an entity, will survive the merger or reorganization of the Subscriber or any other entity holding the Securities. However, the Proxy will terminate upon the closing of a firm commitment underwritten public offering pursuant to an effective registration statement under the Securities Act of 1933 covering the offer and sale of Common Stock or the effectiveness of a registration statement under the Securities Exchange Act of 1934 covering the Common Stock.

Convertible Note

The security will convert into Common stock and the terms of the Convertible Note are outlined below:

Amount outstanding: $166,000.00
Maturity Date: November 13, 2021
Interest Rate: 10.0%
Discount Rate: 25.0%
Valuation Cap: None
Conversion Trigger: $1,000,000.00 qualified financing round

Material Rights

There are no material rights associated with Convertible Note.

Convertible Note

The security will convert into Common stock and the terms of the Convertible Note are outlined below:

Amount outstanding: $185,000.00
Maturity Date: November 30, 2021
Interest Rate: 10.0%
Discount Rate: 25.0%
Valuation Cap: None
Conversion Trigger: $1,000,000.00 qualified financing round

Material Rights

There are no material rights associated with Convertible Note.

Convertible Note

The security will convert into Common stock and the terms of the Convertible Note are outlined below:

Amount outstanding: $70,000.00
Maturity Date: November 13, 2021
Interest Rate: 10.0%
Discount Rate: 25.0%
Valuation Cap: None
Conversion Trigger: $1,000,000.00 qualified financing round

Material Rights

There are no material rights associated with Convertible Note.

Convertible Note

The security will convert into Common stock and the terms of the Convertible Note are outlined below:

Amount outstanding: $10,000.00
Maturity Date: October 31, 2021
Interest Rate: 10.0%
Discount Rate: 25.0%
Valuation Cap: None
Conversion Trigger: $3,000,000.00 qualified financing round

Material Rights

There are no material rights associated with Convertible Note.

Convertible Note

The security will convert into Common stock and the terms of the Convertible Note are outlined below:

Amount outstanding: $50,000.00
Maturity Date: December 31, 2019
Interest Rate: 10.0%
Discount Rate: 30.0%
Valuation Cap: None
Conversion Trigger: $5,000,000.00 qualified financing round

Material Rights

There are no material rights associated with Convertible Note.

What it means to be a minority holder

As a minority holder of Common Stock of this offering, you have granted your votes by proxy to the CEO of the Company. Even if you were to receive control of your voting rights, as a minority holder, you will have limited rights in regards to the corporate actions of the company, including additional issuances of securities, company repurchases of securities, a sale of the company or its significant assets, or company transactions with related parties. Further, investors in this offering may have rights less than those of other investors, and will have limited influence on the corporate actions of the company.

Dilution

Investors should understand the potential for dilution. The investor's stake in a company could be diluted due to the company issuing additional shares. In other words, when the company issues more shares, the percentage of the company that you own will go down, even though the value of the company may go up. You will own a smaller piece of a larger company. This increase in number of shares outstanding could result from a stock offering (such as an initial public offering, another crowdfunding round, a venture capital round, angel investment), employees exercising stock options, or by conversion of certain instruments (e.g. convertible bonds, preferred shares or warrants) into stock.

If the company decides to issue more shares, an investor could experience value dilution, with each share being worth less than before, and control dilution, with the total percentage an investor owns being less than before. There may also be earnings dilution, with a reduction in the amount earned per share (though this typically occurs only if the company offers dividends, and most early stage companies are unlikely to offer dividends, preferring to invest any earnings into the company).

Transferability of securities

For a year, the securities can only be resold:

- In an IPO;
- To the company;
- To an accredited investor; and
- To a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser or the equivalent, or in connection with the death or divorce of the purchaser or other similar circumstance.

Recent Offerings of Securities

We have made the following issuances of securities within the last three years:

- **Type of security sold:** Convertible Note
  Final amount sold: $166,000.00
  Use of proceeds: Operating Expenses
  Date: November 01, 2018

Offering exemption relied upon: Section 4(a)(2)

- **Type of security sold:** Convertible Note
  Final amount sold: $185,000.00
  Use of proceeds: Operating Expenses
  Date: November 01, 2018
  Offering exemption relied upon: Section 4(a)(2)

- **Type of security sold:** Convertible Note
  Final amount sold: $70,000.00
  Use of proceeds: Operating Expenses
  Date: November 01, 2018
  Offering exemption relied upon: Section 4(a)(2)

- **Type of security sold:** Convertible Note
  Final amount sold: $70,000.00
  Use of proceeds: Operating Expenses
  Date: October 01, 2018
  Offering exemption relied upon: Section 4(a)(2)

- **Type of security sold:** Convertible Note
  Final amount sold: $1,059,900.00
  Use of proceeds: R&D, Operating Expenses, Legal and Accounting Fees
  Date: July 02, 2020
  Offering exemption relied upon: Regulation CF

- **Name:** Common Stock
  Type of security sold: Equity
  Final amount sold: $5,505,104.92
  Number of Securities Sold: 3,591,108
  Use of proceeds: R&D, Operating Expenses, and Equipment
  Date: January 19, 2018
  Offering exemption relied upon: Regulation A+

- **Name:** Common Stock
  Type of security sold: Equity
  Final amount sold: $76,000.00
  Number of Securities Sold: 50,000
  Use of proceeds: Consulting Services.
  Date: December 31, 2018
  Offering exemption relied upon: Section 4(a)(2)

- **Name:** Common Stock
  Type of security sold: Equity
  Final amount sold: $30,000.00
  Number of Securities Sold: 19,736

Use of proceeds: Settlement of a legal matter.
Date: December 31, 2018
Offering exemption relied upon: Section 4(a)(2)

- **Type of security sold:** Convertible Note
  Final amount sold: $55,000.00
  Use of proceeds: Operating Expenses
  Date: March 11, 2019
  Offering exemption relied upon: Section 4(a)(2)

- **Name:** Common Stock
  Type of security sold: Equity
  Final amount sold: $1,896,570.72
  Number of Securities Sold: 6,026,337
  Use of proceeds: Paying off equipment, site commissioning, salaries, operations
  Date: October 27, 2021
  Offering exemption relied upon: Regulation CF

- **Name:** Common Stock
  Type of security sold: Equity
  Final amount sold: $200,000.13
  Number of Securities Sold: 606,061
  Use of proceeds: Paying off equipment, site commissioning, salaries, and operations
  Date: November 05, 2021
  Offering exemption relied upon: 506(b)

Financial Condition and Results of Operations

Financial Condition

You should read the following discussion and analysis of our financial condition and results of our operations together with our financial statements and related notes appearing at the end of this Offering Memorandum. This discussion contains forward-looking statements reflecting our current expectations that involve risks and uncertainties. Actual results and the timing of events may differ materially from those contained in these forward-looking statements due to a number of factors, including those discussed in the section entitled "Risk Factors" and elsewhere in this Offering Memorandum.

Results of Operations

Circumstances which led to the performance of financial statements:

Operating Results

Year ended December 31, 2021 compared to year ended December 31, 2020

Revenue

The Company has not yet generated any revenues, and it does not expect to do so until after the necessary machinery is received and prepared for production activity, and the manufacturing and selling of engineered GaAs wafers has begun.

Cost of Sales

Total operating expenses includes general administrative, sales and marketing, and research and development expenses. Total operating expenses decreased to $531,660 for the year ended December 31, 2021 from $804,942 for the year ended December 31, 2020, a decrease of 33.95%.

Expenses

General and administrative expenses decreased to $353,807 from $667,434 for the years ended December 31, 2021 and 2020, respectively, a decrease of 46.99%. General and administrative expenses decreased primarily as a result of the absence of any stock option related expenses which were not applicable in 2021.

We increased sales and marketing expenses by $40,345 from $137,508 for the year ended December 31, 2020 to $177,853 for the year ended December 31, 2021. This increase came as a result of the Company being more aggressive in their marketing campaign spend to attract additional investors.

The Company did not have any research and development expenses in 2020 or 2021.

The Company also recorded a decrease of $146,786 in other (income) expense as interest expense decreased to $72,894 for year ended December 31, 2021 from $255,977 for the year ended December 31, 2020. Interest expense is comprised of interest on the convertible notes and an equipment loan. The decrease in primarily due to decreased interest on all the convertible notes.

The Company recorded a provision of $2,050 for income tax in 2021 compared to $800 in 2021.

Gross Margins

As a result of the foregoing, Rayton reduced its net loss for the year ended December 31, 2021 to $642,901, compared to $1,061,719 for the year ended December 31, 2020.

Historical results and cash flows:

During the next 12 months, the Company intends to fund its operations through the issuance of convertible notes or sale of common stock through private placements and a Regulation Crowdfunding offering, as well as other means of financing as available. If we cannot raise additional short-term capital, we may consume all of our cash reserved for operations. There are no assurances that management will be able to raise capital on terms acceptable to the Company. If we are unable to obtain sufficient amounts of additional capital, we may be required to reduce the scope of our planned operations, which could harm our business, financial condition, and operating results.

Liquidity and Capital Resources

What capital resources are currently available to the Company? (Cash on hand, existing lines of credit, shareholder loans, etc...)

As of 6/27/2022, the company currently has no cash on hand except for the funds that are in the escrow deposit hold from our last raise. These funds have not yet been dispersed to the company. We also have lines of credit with US Bank and Chase Bank for operational activity. The Company intends to raise additional funds through the issuance of convertibles notes and a Regulation Crowdfunding offering to finance its operations. In addition, the Company has relied on financial support from Andrew Yakub, CEO.

Future Capital Raising Activities

In November 2021, $65,000 in convertible notes, which were issued pursuant to Regulation D in 2018 and 2019, converted into 366,638 shares of common stock.

During the year ended December 31, 2021, the Company sold 5,245,481 shares of common stock for gross proceeds of $1,633,193 through its Regulation Crowdfunding offering and received $1,478,641 in net proceeds from amounts sold. We have received an additional $89,105 from the Regulation Crowdfunding offering in 2022, which was recorded as subscriptions receivable as of December 31, 2021.. During the year ended December 31, 2021, the Company also issued 380,143 shares of common stock as part of the conversion of previously issued convertible debt and related accrued interest.

How do the funds of this campaign factor into your financial resources? (Are these funds critical to your company operations? Or do you have other funds or capital resources available?)

The majority of the funds from this round will go towards equipment, salaries, overhead, and marketing the round. If we attain the maximum of $3,010,999.95 then we will be able to operate the company for approximately 18 months. This is critical to the company operations. While we have engaged a broker dealer to assist with alternative forms of funding we do not have any confirmed additional sources of capital.

Are the funds from this campaign necessary to the viability of the company? (Of the total funds that your company has, how much of that will be made up of funds raised

from the crowdfunding campaign?)

Yes, the funds in this offering are necessary for the viability of the company. The company is not yet to the point where it is able to generate revenues. We intend to use these funds for the procurement of equipment and running operations to bring the company into a bankable phase. Once in this bankable phase we believe the company will be able to raise the additional funding of approximately $14M which could bring us into a revenue and self sustaining phase. If the company is unable to raise the funds from this offering it will have to succeed in raising funds privately. Rayton has engaged a broker dealer, Del Morgan, to assist in these efforts.

How long will you be able to operate the company if you raise your minimum? What expenses is this estimate based on?

The minimum is $10,000 and we have $80k+ cash on hand. This will allow us to operate for approximately 6 months provided that we maintain the current burn rate and do not incur any large lump sum equipment costs.

How long will you be able to operate the company if you raise your maximum funding goal?

The majority of the funds from this round will go towards equipment, salaries, overhead, and marketing the round. If we attain the maximum of $5M then we will be able to operate the company for approximately 2 years.

Are there any additional future sources of capital available to your company? (Required capital contributions, lines of credit, contemplated future capital raises, etc...)

We have engaged a broker dealer, Del Morgan, to assist us with seeking alternative sources of capital from strategic institutional investors. While our efforts are ongoing there is nothing confirmed.

Indebtedness

- **Creditor:** Commercial Institution
  Amount Owed: $120,000.00
  Interest Rate: 6.0%
  Maturity Date: March 01, 2023
  During the year ended December 31, 2017, the Company entered into an equipment financing loan for $120,000 with a commercial institution. The note bears interest at 6% per annum, requires monthly payments of $2,350 starting in April 2018 and matures in March 2023. The loan is secured by the construction-

in-progress asset which it was used to purchase. Interest expense related to this loan was approximately $7,000 for the years ended December 31, 2019, and 2018, respectively.

- **Creditor:** Related Parties - Convertible Debt
  Amount Owed: $421,800.00
  Interest Rate: 10.0%
  Maturity Date: November 01, 2021
  In November 2018, the Company entered into three convertible notes with related parties. The first note was with a relative of the Company's Chief Executive Officer ("CEO"), and has a principal balance of $166,000. The second note was with the Company's CEO, and has a principal balance of $185,800. The third note was with a company that is co-owned by the Company's CEO and has a principal balance of $70,000. The aggregate principal balance totals $421,800. These notes accrue interest at 10% per annum and mature in November 2021. The notes are automatically convertible upon a qualified equity financing of at least $1,000,000 or upon a liquidity event, at a conversion price equal to 75% of the purchase price of the same securities sold by the Company in a qualified equity financing or liquidity event. If there is no qualified equity financing or liquidity event prior to the maturity date, then the notes can be voluntarily converted at the fair market value of the Company's common stock as determined by the Company's Board of Directors. Interest expense related to these notes was $42,180 and $42,180 for the years ended December 31, 2020 and 2019, and accrued interest related to these notes was $102,395 and $60,215 as of December 31, 2020 and 2019, respectively.

- **Creditor:** Third Parties - Convertible Debt
  Amount Owed: $70,000.00
  Interest Rate: 10.0%
  Maturity Date: October 11, 2021
  In October 2018, the Company entered into three additional convertible notes with an aggregate principal balance of $70,000. These notes each accrue interest at 10% per annum and mature in October 2021. These notes are automatically convertible upon a qualified equity financing of at least $3,000,000 or upon a liquidity event, at a conversion price equal to 75% of the purchase price of the same securities sold by the Company in a qualified equity financing or liquidity event. If there is no qualified equity financing or liquidity event prior to the maturity date, then the notes can be voluntarily converted at the fair market value of the Company's common stock as determined by the Company's Board of Directors. Interest expense related to these notes was $7,000 and $7,000 for the years ended December 31, 2020 and 2019, and accrued interest related to these notes was $15,433 and $8,433 as of December 31, 2020 and 2019, respectively.

- **Creditor:** Third Parties - Convertible Notes
  Amount Owed: $55,000.00
  Interest Rate: 10.0%

Maturity Date: December 31, 2019
In 2019, the Company entered into various convertible note units with third parties totaling $55,000. Each unit is for $5,000 and a $1,000 common stock warrant. These notes accrue interest at 10% per annum and matured on December 31, 2019. These notes are voluntarily convertible upon a qualified equity financing in a public offering of at least $5,000,000 or upon a liquidity event, at a conversion price equal to 70% of the purchase price of the same securities sold by the Company in a qualified equity financing. There are no conversion terms outside of a qualified equity offering as indicated in the notes. The warrants have a three-year term and only vest upon an qualified offering. Upon a qualified equity offering, the exercise price of the warrants will be the same value as the shares sold in the qualified equity financing. These warrants are not considered outstanding until there is a qualified equity financing as the number of warrants is indeterminable. Interest expense was $5,500 and $4,777 for the years ended December 31, 2020 and 2019, respectively, and accrued interest related to these notes was $10,277 and $4,777 as of December 31, 2020 and 2019, respectively.

Related Party Transactions

- **Name of Entity:** Ahmad Yakub
  Relationship to Company: Family member
  Nature / amount of interest in the transaction: In November 2018, the Company entered into three convertible notes with related parties. One of these notes was with Ahmad Yakub, who is related to the Company's Chief Executive Officer and has a principal balance of $166,000. This note accrues interest at 10% per annum and matures in November 2021.
  Material Terms: The note is automatically convertible upon qualified financing round of at least $1,000,000 or upon a liquidity event, at a conversion price equal to 75% of the purchase price of the same securities sold by the Company in a qualified financing or liquidity event. If there is no qualified financing or liquidity event prior to the maturity date, then the notes can be voluntarily converted at the fair market value of the Company's common stock as determined by the Company's Board of Directors. Interest expense related to these notes was $42,180 and $18,035 for the year ended December 31, 2019 and 2018, and accrued interest related to these notes was $60,125 and $18,035 as of December 31, 2019 and 2018 respectively.

- **Name of Entity:** Andrew Yakub
  Relationship to Company: Director
  Nature / amount of interest in the transaction: In November 2018, the Company entered into three convertible notes with related parties. One of these notes was with Andrew Yakub, who is the Company's Chief Executive Officer ("CEO") and has a principal balance of $185,000. This note accrues interest at 10% per annum and matures in November 2021.

Material Terms: The note is automatically convertible upon qualified financing round of at least $1,000,000 or upon a liquidity event, at a conversion price equal to 75% of the purchase price of the same securities sold by the Company in a qualified financing or liquidity event. If there is no qualified financing or liquidity event prior to the maturity date, then the notes can be voluntarily converted at the fair market value of the Company's common stock as determined by the Company's Board of Directors. Interest expense related to these notes was $42,180 and $18,035 for the year ended December 31, 2019 and 2018, and accrued interest related to these notes was $60,125 and $18,035 as of December 31, 2019 and 2018 respectively.

- **Name of Entity:** ReGen America, Inc.
  Names of 20% owners: Andrew Yakub
  Relationship to Company: Director
  Nature / amount of interest in the transaction: In November 2018, the Company entered into three convertible notes with related parties. One of these notes was with ReGen America, Inc. a company that is co-owned by Andrew Yakub and has a principal balance of $70,000. This note accrues interest at 10% per annum and matures in November 2021.
  Material Terms: The note is automatically convertible upon qualified financing round of at least $1,000,000 or upon a liquidity event, at a conversion price equal to 75% of the purchase price of the same securities sold by the Company in a qualified financing or liquidity event. If there is no qualified financing or liquidity event prior to the maturity date, then the notes can be voluntarily converted at the fair market value of the Company's common stock as determined by the Company's Board of Directors. Interest expense related to these notes was $42,180 and $18,035 for the year ended December 31, 2019 and 2018, and accrued interest related to these notes was $60,125 and $18,035 as of December 31, 2019 and 2018 respectively.

- **Name of Entity:** Andrew Yakub
  Relationship to Company: Officer
  Nature / amount of interest in the transaction: Advances made to Rayton
  Material Terms: During 2019, the Company's Chief Executive Officer advanced the Company $19,500. These advances are non-interest bearing and due on demand. During the year ended December 31, 2020, the Company repaid $9,500 of these advances. As of December 31, 2021, a balance of $10,000 remains.

Valuation

Pre-Money Valuation: $57,733,993.45

Valuation Details:

In determining our pre-money valuation, we looked at the closest available public market comparable in our industry, Soitec. We took their revenue from 2021, and 2020 and compared it to their market capitalization. Soitec's average ratio of market capitalization to gross revenue is 6.788 over these past 2 years. We took Rayton's anticipated Phase One revenue of $9M and multiplied it by the 6.788 multiple to attain a valuation of $61.092M. We have reduced our valuation to $57,733,993.45 or $0.35 per share for this offering. While it will require approximately $14M for Rayton to achieve $9M per year in revenue, we believe that the majority of the $14M can be raised on debt against equipment. The Company set its valuation internally, without a formal-third party independent evaluation based on the belief and research of management. Please refer to our future projections disclaimer below & risk factors.

During these comparison years Soitec is a late stage company with decades of revenue. Rayton is currently not in this stage and we are projecting for a later date when we are in revenue. We believe that once we are in Phase I the similarities to Soitec during the revenue years we analyzed will be that we are manufacturing wafers at a high volume and selling them to the semiconductor industry.

<u>Disclaimers</u>

The Company set its valuation internally, without a formal-third party independent evaluation. The pre-money valuation has been calculated on a fully diluted basis. In making this calculation, we have assumed: (i) the company only has one class of stock; (ii) all outstanding options, warrants, and other securities with a right to acquire shares are exercised; and (iii) any shares reserved for issuance under a stock plan are issued.

The pre-money valuation does not take into account any convertible securities currently outstanding. The Company currently has $481,800 in Convertible Notes outstanding. Please refer to the Company Securities section of the Offering Memorandum for further details regarding current outstanding convertible securities which may affect your ownership in the future. Investors should understand the potential for dilution, please also refer to the Dilution disclaimer included in this Offering Memorandum.

THE OFFERING MATERIALS MAY CONTAIN FORWARD-LOOKING STATEMENTS AND INFORMATION RELATING TO, AMONG OTHER THINGS, THE COMPANY, ITS BUSINESS PLAN AND STRATEGY, AND ITS INDUSTRY. THESE FORWARD-LOOKING STATEMENTS ARE BASED ON THE BELIEFS OF, ASSUMPTIONS MADE BY, AND INFORMATION CURRENTLY AVAILABLE TO THE COMPANY'S MANAGEMENT. WHEN USED IN THE OFFERING MATERIALS, THE WORDS "ESTIMATE," "PROJECT," "BELIEVE," "ANTICIPATE," "INTEND," "EXPECT" AND SIMILAR EXPRESSIONS ARE INTENDED TO IDENTIFY FORWARD-LOOKING STATEMENTS, WHICH CONSTITUTE FORWARD LOOKING STATEMENTS. THESE STATEMENTS REFLECT MANAGEMENT'S CURRENT VIEWS WITH RESPECT TO FUTURE EVENTS AND ARE SUBJECT TO RISKS AND UNCERTAINTIES THAT COULD CAUSE THE COMPANY'S ACTUAL RESULTS TO DIFFER MATERIALLY FROM THOSE CONTAINED IN THE FORWARD-LOOKING STATEMENTS. INVESTORS ARE CAUTIONED NOT TO PLACE UNDUE RELIANCE ON THESE FORWARD-LOOKING STATEMENTS, WHICH SPEAK

ONLY AS OF THE DATE ON WHICH THEY ARE MADE. THE COMPANY DOES NOT UNDERTAKE ANY OBLIGATION TO REVISE OR UPDATE THESE FORWARD-LOOKING STATEMENTS TO REFLECT EVENTS OR CIRCUMSTANCES AFTER SUCH DATE OR TO REFLECT THE OCCURRENCE OF UNANTICIPATED EVENTS.

Use of Proceeds

If we raise the Target Offering Amount of $9,999.85 we plan to use these proceeds as follows:

- *StartEngine Platform Fees*
  5.5%

- *Start Engine Premium Deferred Service Fee*
  50.0%
  Start Engine Premium Service Fee of $5,000 for SEC Filing, Compliance Review, Support, Campaign Page Design, etc.

- *Operations*
  46.5%
  Legal and accounting fees, executive management salary, and marketing the offering

If we raise the over allotment amount of $3,010,999.95, we plan to use these proceeds as follows:

- *StartEngine Platform Fees*
  5.5%

- *Equipment, Materials, and Construction*
  23.25%
  Equipment and materials needed to produce sample wafers. This includes equipment such as chillers, microscopes, bonders, clean room, vacuum pumps, and bonders. Materials such as type III-V wafers, gas tanks, etc. Construction includes site build out such as running power and water lines and office modifications.

- *Marketing*
  20.0%
  Digital marketing of the CF offering to prospective shareholders.

- *Rent, Utilities, Overhead*
  11.95%
  Rent for our facility located at 16600 Aston St., Irvine, CA 92606. Utilities such as electric, water, gas, internet, and video security surveillance.

- *Salaries, Legal, Accounting, Contingency*
  41.3%
  Salaries for a team that will produce sample materials and seek sales contracts

with industry partners. Legal and accounting fees associated with this regulation CF offering and previous rounds. Contingency for unforeseen financial expenses.

The Company may change the intended use of proceeds if our officers believe it is in the best interests of the company.

Regulatory Information

Disqualification

No disqualifying event has been recorded in respect to the company or its officers or directors.

Compliance Failure

The company has not previously failed to comply with the requirements of Regulation Crowdfunding.

Ongoing Reporting

The Company will file a report electronically with the SEC annually and post the report on its website no later than April 30 (120 days after Fiscal Year End). Once posted, the annual report may be found on the Company's website at rayton.co (https://www.rayton.co/investor-updates).

The Company must continue to comply with the ongoing reporting requirements until:

(1) it is required to file reports under Section 13(a) or Section 15(d) of the Exchange Act;

(2) it has filed at least one (1) annual report pursuant to Regulation Crowdfunding and has fewer than three hundred (300) holders of record and has total assets that do not exceed $10,000,000;

(3) it has filed at least three (3) annual reports pursuant to Regulation Crowdfunding;

(4) it or another party repurchases all of the securities issued in reliance on Section 4(a)(6) of the Securities Act, including any payment in full of debt securities or any complete redemption of redeemable securities; or

(5) it liquidates or dissolves its business in accordance with state law.

Updates

Updates on the status of this Offering may be found at: www.startengine.com/rayton-solar

Investing Process

See Exhibit E to the Offering Statement of which this Offering Memorandum forms a part.

EXHIBIT B TO FORM C

FINANCIAL STATEMENTS AND INDEPENDENT ACCOUNTANT'S REVIEW FOR Rayton Solar, Inc.

[See attached]

RAYTON SOLAR, INC.

FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2021 AND 2020 AND FOR THE YEARS THEN ENDED

Together With

Independent Auditor's Report

Rayton Solar, Inc.
Index to Financial Statements

Report of Independent Registered Public Accounting Firm

To the shareholders and the board of directors of Rayton Solar, Inc.

Opinion on the Financial Statements

We have audited the accompanying balance sheets of Rayton Solar, Inc. (the "Company") as of December 31, 2021 and 2020, the related statements of operations, stockholders' equity (deficit), and cash flows for the years then ended, and the related notes (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2021 and 2020, and the results of its operations and its cash flows for the years then ended, in conformity with accounting principles generally accepted in the United States.

Substantial Doubt about the Company's Ability to Continue as a Going Concern

The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note 1 to the financial statements, the Company's significant operating losses raise substantial doubt about its ability to continue as a going concern. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.

Basis for Opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion.

Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

/s/ BF Borgers CPA PC
BF Borgers CPA PC

We have served as the Company's auditor since 2020
Lakewood, CO
April 28, 2022

RAYTON SOLAR, INC.
BALANCE SHEETS
DECEMBER 31, 2021 AND 2020

	2021	2020
Assets		
Current assets-		
Cash	$ 575,168	$ 10,109
Escrow receivable	-	41,748
Deferred offering costs	-	15,000
Total current assets	575,168	66,857
Property and equipment, net	2,169,458	1,703,727
Other assets	24,608	-
Total assets	$ 2,769,234	$ 1,770,584
Liabilities and Stockholders' Equity		
Current liabilities-		
Accounts payable	$ 113,389	$ 138,813
Accrued liabilities	203,450	172,969
Related party advances	10,000	10,000
Loan payable with bank - current	26,734	25,152
Convertible debt - current	60,000	-
Convertible debt - related parties	421,800	-
Total current liabilities	835,373	346,934
Long-term convertible debt - related parties	-	421,800
Long-term convertible debt	-	125,000
Loan payable with bank - net of current portion	9,280	36,013
Total liabilities	844,653	929,747
Commitments and contingencies (Note 3)	-	-
Stockholders' Equity		
Common stock, par value $0.0001; 200,000,000 shares authorized; 153,119,267 and 146,772,638 issued and outstanding as of December 31, 2021 and 2020, respectively	15,312	14,679
Subscription receivable	(89,105)	(11,769)
Additional paid-in capital	15,970,371	14,167,023
Accumulated deficit	(13,971,997)	(13,329,096)
Total stockholders' equity	1,924,581	840,837
Total liabilities and stockholders' equity	$ 2,769,234	$ 1,770,584

See accompanying notes to the financial statements

RAYTON SOLAR, INC.
STATEMENTS OF OPERATIONS
FOR THE YEARS ENDED DECEMBER 31, 2021 AND 2020

	2021	2020
Revenues	$ -	$ -
Operating Expenses-		
General and administrative	353,807	667,434
Sales and marketing	177,853	137,508
Total operating expenses	531,660	804,942
Operating loss	(531,660)	(804,942)
Other (income) expense :		
Loss on extinguishment of convertible debt	36,297	-
Interest expense	72,894	255,977
Total other (income) expense	109,191	255,977
Loss before provision for income taxes	(640,851)	(1,060,919)
Provision for income taxes	2,050	800
Net loss	$ (642,901)	$ (1,061,719)
Weighted average net loss per share - basic and diluted	$ (0.00)	$ (0.01)
Weighted average shares outstanding - basic and diluted	149,047,794	142,415,541

See accompanying notes to the financial statements

RAYTON SOLAR, INC.
STATEMENTS OF STOCKHOLDERS' EQUITY
FOR THE YEARS ENDED DECEMBER 31, 2021 AND 2020

	Common Stock		Subscription	Additional Paid-	Accumulated	Total Stockholders'
	Shares	Amount	Receivable	in Capital	Deficit	Equity
Balance at December 31, 2019	142,336,420	$ 14,235	$ -	$ 12,457,976	$ (12,267,377)	$ 204,834
Sale of common stock	858,114	86	(11,769)	237,288	-	225,605
Common stock issued for conversion of notes and accrued interest	3,578,104	358	-	1,153,192		1,153,550
Stock option compensation	-	-	-	318,567	-	318,567
Net loss	-	-	-	-	(1,061,719)	(1,061,719)
Balance at December 31, 2020	146,772,638	14,679	(11,769)	14,167,023	(13,329,096)	840,837
Sale of common stock, net of offering costs	5,245,481	524	(77,336)	1,478,117	-	1,401,305
Common stock issued for offering costs	114,944	11	-	(11)	-	-
Sale of common stock - private placement	606,061	60	-	199,940	-	200,000
Common stock issued for conversion of notes and accrued interest	380,143	38	-	125,302		125,340
Net loss	-	-	-	-	(642,901)	(642,901)
Balance at December 31, 2021	153,119,267	$ 15,312	$ (89,105)	$ 15,970,371	$ (13,971,997)	$ 1,924,581

See accompanying notes to the financial statements

RAYTON SOLAR, INC.
STATEMENTS OF CASH FLOWS
FOR THE YEARS ENDED DECEMBER 31, 2021 AND 2020

	2021	2020
CASH FLOWS FROM OPERATING ACTIVITIES:		
Net loss	$ (642,901)	$ (1,061,719)
Adjustments to reconcile net loss to net cash used in operating activities:		
Depreciation	16,590	16,590
Stock-based compensation	-	318,567
Amortization of debt discount	-	96,755
Loss on extinguishment of convertible debt	36,297	-
Changes in operating assets and liabilities:		
Escrow receivable	41,748	-
Accounts payable	(10,424)	(51,263)
Accrued liabilities	54,524	71,577
Net cash used in operating activities	(504,166)	(609,493)
CASH FLOWS FROM INVESTING ACTIVITIES:		
Payment of deposits for property and equipment	(470,000)	(250,000)
Purchase of property and equipment	(12,321)	-
Deposits and other	(24,608)	-
Net cash used in investing activities	(506,929)	(250,000)
CASH FLOWS FROM FINANCING ACTIVITIES:		
Proceeds from sale of common stock	1,601,305	225,605
Offering costs	-	(15,000)
Proceeds from convertible debt	-	673,653
Proceeds from (repayment of) related party advances	-	(9,500)
Repayment of loan payable with bank	(25,151)	(16,877)
Net cash provided by financing activities	1,576,154	857,881
Increase in cash and cash equivalents	565,059	(1,612)
Cash and cash equivalents, beginning of year	10,109	11,721
Cash and cash equivalents, end of year	$ 575,168	$ 10,109
Supplemental disclosures of cash flow information:		
Cash paid for interest	$ 4,775	$ 18,661
Cash paid for income taxes	$ 2,050	$ 800
Non cash investing and financing activities:		
Escrow receivable from issuance of Regulation CF convertible notes	$ -	$ 14,563
Conversion of convertible debt and accrued interest into common stock	$ 89,043	$ 1,153,550
Note payable issued for marketing expenses paid on behalf of the Company	$ 163,500	$ -

See accompanying notes to the financial statements

RAYTON SOLAR, INC.
NOTES TO THE FINANCIAL STATEMENTS

NOTE 1 –NATURE OF OPERATIONS

Rayton Solar, Inc., which does business as Rayton, was incorporated on October 17, 2013 ("Inception") in the State of Delaware. The Company's headquarters are located in Santa Monica, California. The Company's initial mission was to develop the most cost-efficient source of renewable energy through ion implanted, ultra-thin, float zone silicon photovoltaic modules. The Company has pivoted to use its same manufacturing processes to create lower cost gallium arsenide ("GaAs") wafers for the semiconductor industry as a whole. GaAs wafers serve as the foundation for microchips that are used in automotive, aerospace, 5G, LED, and solar applications. The financial statements of Rayton Solar, Inc. (which may be referred to as "Rayton," the "Company," "we," "us," or "our") are prepared in accordance with accounting principles generally accepted in the United States of America ("U.S. GAAP").

The Company's activities have been, and will be, directed toward furthering the development of our technology and securing capital to purchase equipment that will allow us to put our technology into production. As a result of our stage of development, the Company has no revenue-producing assets. The Company operates in a rapidly changing technological market, and its activities are subject to significant risks and uncertainties, including failing to secure additional funding to further exploit the Company's current development.

Going Concern
The accompanying financial statements have been prepared on a going concern basis, which contemplates the realization of assets and the satisfaction of liabilities in the normal course of business.

To date, the Company has not generated revenues from principal operations and has sustained losses since Inception. At December 31, 2021, the Company had a working capital deficit of $260,205. Because losses will continue until such time that the Company can procure equipment and complete development of manufacturing technology, we are reliant on financing to support operations. These factors, among others, raise substantial doubt about the ability of the Company to continue as a going concern within one year after the date that the financial statements are issued.

During the next 12 months, the Company intends to fund its operations through the issuance of convertible notes through private placements and issuances of equity securities through a Regulation Crowdfunding offering, as well as other means of financing as available. If we cannot raise additional short-term capital, we may consume all of our cash reserved for operations. There are no assurances that management will be able to raise capital on terms acceptable to the Company. If we are unable to obtain sufficient amounts of additional capital, we may be required to reduce the scope of our planned operations, which could harm our business, financial condition, and operating results. The financial statements do not include any adjustments that might result from these uncertainties.

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Risks and Uncertainties
The Company has a limited operating history and has not generated revenue from intended operations. The Company's business and operations are sensitive to general business and economic conditions in the U.S. and worldwide along with local, state, and federal governmental policy decisions. A host of factors beyond the Company's control could cause fluctuations in these conditions. Adverse conditions may include but are not limited to: changes in technology, consumer demand, and COVID-19 issues more fully described below. These adverse conditions could affect the Company's financial condition and the results of its operations.

On January 30, 2020, the World Health Organization declared the COVID-19 coronavirus outbreak a "Public Health Emergency of International Concern" and on March 10, 2020, declared it to be a pandemic. Actions taken around the world to help mitigate the spread of the coronavirus include restrictions on travel, and quarantines in certain areas, and forced closures for certain types of public places and businesses. The COVID-19 coronavirus and actions taken to mitigate it have had and are expected to continue to have an adverse impact on the economies and financial markets of many countries, including the geographical area in which the Company operates. While it is unknown how long these conditions will last and what the complete financial effect will be, it is reasonably possible that resources normally available may not be, and capital markets for which the Company relies to fund its business will be severely impacted.

Use of Estimates
The preparation of financial statements in conformity with U.S. GAAP requires management to make certain estimates and assumptions that affect the reported amounts of assets and liabilities, and the reported amount of revenues and expenses during the reporting period. Actual results could materially differ from these estimates. Significant estimates include, but are not limited to, recoverability of property and equipment and long-lived assets, valuation of stock options, and the valuation allowance related to deferred tax assets. It is reasonably possible that changes in estimates will occur in the near term.

Fair Value of Financial Instruments
Fair value is defined as the exchange price that would be received for an asset or paid to transfer a liability (an exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants as of the measurement date. Applicable accounting guidance provides an established hierarchy for inputs used in measuring fair value that maximizes the use of observable inputs and minimizes the use of unobservable inputs by requiring that the most observable inputs be used when available. Observable inputs are inputs that market participants would use in valuing the asset or liability and are developed based on market data obtained from sources independent of the Company. Unobservable inputs are inputs that reflect the Company's assumptions about the factors that market participants would use in valuing the asset or liability. There are three levels of inputs that may be used to measure fair value:

> Level 1 - Observable inputs that reflect quoted prices (unadjusted) for identical assets or liabilities in active markets.
> Level 2 - Include other inputs that are directly or indirectly observable in the marketplace.
> Level 3 - Unobservable inputs which are supported by little or no market activity.

The fair value hierarchy also requires an entity to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value.

Fair-value estimates discussed herein are based upon certain market assumptions and pertinent information available to management as of December 31, 2021 and 2020. The respective carrying value of certain on-balance-sheet financial instruments approximated their fair values. These financial instruments include cash, accounts payable, accrued liabilities, and notes payable. Fair values for these items were assumed to approximate carrying values because they are short term in nature, or they are payable on demand.

Cash and Cash Equivalents
For purpose of the statement of cash flows, the Company considers all highly liquid debt instruments purchased with an original maturity of three months or less to be cash equivalents.

Property and Equipment
Property and equipment are stated at cost. The Company's fixed assets are depreciated using the straight-line method over the estimated useful life of five (5) years. Leasehold improvements are depreciated over shorter of the useful life or lease life. Construction-in-progress does not begin depreciating until it is placed into service. Maintenance and repairs are charged to operations as incurred. Significant renewals and betterments are capitalized. At the time of retirement or other disposition of property and equipment, the cost and accumulated depreciation are removed from the accounts and any resulting gain or loss is reflected in operations.

Impairment of Long-Lived Assets
The long-lived assets held and used by the Company are reviewed for impairment no less frequently than annually or whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. In the event that facts and circumstances indicate that the cost of any long-lived assets may be impaired, an evaluation of recoverability is performed. There were no impairment losses during the years ended December 31, 2021 and 2020. There can be no assurance, however, that market conditions will not change or demand for the Company's products and services will continue, which could result in impairment of long-lived assets in the future.

Offering Costs
The Company accounts for offering costs in accordance with Accounting Standards Codification ("ASC") 340, "Other Assets and Deferred Costs". Prior to the completion of an offering, offering costs will be capitalized as deferred offering costs on the balance sheet. The deferred offering costs will be either charged to stockholders' equity or netted against the debt offering proceeds upon the completion of an offering or to expense if the offering is not completed.

Revenue Recognition
The Company will recognize revenue in accordance with ASC 606, "Revenue from Contracts with Customers". The Company will analyze potential revenue transactions by identifying the contract with a customer, identifying the performance obligations in the contract, determining the transaction price, allocating the transaction price to the performance obligations in the contract, and recognizing revenue when (or as) the Company satisfies a performance obligation. Revenue is recognized when control of the promised goods or services is transferred to customers, in an amount that reflects the consideration the Company expects to be entitled to in exchange for those goods or services. No revenue has been generated to date.

Advertising
The Company expenses the cost of advertising as incurred. During the years ended December 31, 2021 and 2020, advertising expense was approximately $177,900 and $137,500, respectively.

Research and Development
We incur research and development costs during the process of researching and developing our technologies and future manufacturing processes. Our research and development costs consist primarily of materials and outside services. We expense these costs as incurred until the resulting product has been completed, tested, and made ready for commercial use.

Stock-Based Compensation
The Company accounts for stock options under ASC 718, "Share-Based Payments". Under ASC 718, share-based compensation cost is measured at the grant date, based on the estimated fair value of the award, and is recognized as expense over the employee's requisite vesting period or over the nonemployee's period of providing goods or services. The fair value of each stock option or warrant award is estimated on the date of grant using the Black-Scholes option valuation model.

Income Taxes
The Company applies ASC 740, "Income Taxes". Deferred income taxes are recognized for the tax consequences in future years of differences between the tax bases of assets and liabilities and their financial statement reported amounts at each period end, based on enacted tax laws and statutory tax rates applicable to the periods in which the differences are expected to affect taxable income. Valuation allowances are established, when necessary, to reduce deferred tax assets to the amount expected to be realized. The provision for income taxes represents the tax expense for the period, if any, and the change during the period in deferred tax assets and liabilities. At December 31, 2021 and 2020, the Company has established a full reserve against all deferred tax assets.

ASC 740 also provides criteria for the recognition, measurement, presentation and disclosure of uncertain tax positions. A tax benefit from an uncertain position is recognized only if it is "more likely than not" that the position is sustainable upon examination by the relevant taxing authority based on its technical merit.

Loss per Common Share
The Company presents basic loss per share ("EPS") and diluted EPS on the face of the statements of operations. Basic loss per share is computed as net loss divided by the weighted average number of common shares outstanding for the period. For periods in which we incur a net loss, the effects of potentially dilutive securities would be antidilutive and would be excluded from diluted EPS calculations. For the years ended December 31, 2021 and 2020, there were 11,835,000 and 11,835,000 options and 9,759 and 59,759 warrants excluded, respectively.

Concentration of Credit Risk
The Company maintains its cash with a major financial institution located in the United States of America which it believes to be credit worthy. Balances are insured by the Federal Deposit Insurance Corporation up to $250,000. At times, the Company maintains balances in excess of the federally insured limits.

Recent Accounting Pronouncements
In February 2016, the Financial Accounting Standards Board ("FASB") issued Accounting Standards Update ("ASU") No. 2016-02, Leases (Topic 842), specifying the accounting for leases, which supersedes the leases requirements in Topic 840, Leases. The objective of Topic 842 is to establish the principles that lessees and lessors shall apply to report useful information to users of financial statements about the amount, timing, and uncertainty of cash flows arising from a lease. Lessees are permitted to make an accounting policy election to not recognize the asset and liability for leases with a term of twelve months or less. Lessors' accounting is largely unchanged from the previous accounting standard. In addition, Topic 842 expands the disclosure requirements of lease arrangements. Lessees and lessors will use a modified retrospective transition approach, which includes several practical expedients. This guidance is effective for fiscal years, and interim periods within those fiscal years, beginning after December 15, 2021, with early adoption permitted. The Company currently expects that most of its operating lease commitments will be subject to the new standard and recognized as operating lease liabilities and right-of-use assets upon its adoption of Topic 842, which will increase the total assets and total liabilities that the Company reports relative to such amounts prior to adoption.

The FASB issues ASUs to amend the authoritative literature in ASC. There have been a number of ASUs to date, including those above, that amend the original text of ASC. Management believes that those issued to date either (i) provide supplemental guidance, (ii) are technical corrections, (iii) are not applicable to us or (iv) are not expected to have a significant impact our consolidated financial statements.

NOTE 3 – PROPERTY AND EQUIPMENT

Property and equipment consisted of the following:

	December 31, 2021	December 31, 2020
Furniture and fixtures	$ 95,271	$ 82,950
Construction-in-progress	2,151,000	1,681,000
Total property and equipment	2,246,271	1,763,950
Accumulated depreciation	(76,813)	(60,223)
	$ 2,169,458	$ 1,703,727

Construction-in-progress is comprised primarily of payments made toward the development and purchase of a particle accelerator, which is intended to facilitate revenue-producing activities, from Phoenix Nuclear Labs, LLC ("PNL"). Additional payments totaling $234,000 are due in order to complete and take possession of the particle accelerator. If we are unable to make the additional required payments, we will not be able to take possession of the particle accelerator to begin revenue-producing activities as intended. In such event, we may identify another buyer for the particle accelerator to recoup our investment to date. In the event that we cannot identify another buyer, we may be required to forfeit the payments made to date. In either case, PNL will retain sole ownership of the intellectual property related to the developed particle accelerator. To date, PNL has not held the Company in default of the purchase agreement, and the parties executed a new payment arrangement in October 2020. This payment arrangement requires payments totaling $470,000 in 2021, of which all were made, and the remaining balance of $234,000 to be paid 30 days from shipment of the final product.

Depreciation expense for the years ended December 31, 2021 and 2020 was $16,590 and $16,590, respectively.

NOTE 4 – DEBT

Equipment Loan
During the year ended December 31, 2017, the Company entered into an equipment financing loan for $120,000 with a commercial institution. The note bears interest at 6% per annum, requires monthly payments of $2,350 starting in April 2018, and matures in March 2023. The loan is secured by the construction-in-progress asset which it was used to purchase. Interest expense related to this loan was approximately $3,000 and $11,000 for the years ended December 31, 2021 and 2020, respectively.

Convertible Debt – Related Parties
In November 2018, the Company entered into three convertible notes with related parties. The first note was with a relative of the Company's Chief Executive Officer ("CEO") and has a principal balance of $166,000. The second note was with the Company's CEO and has a principal balance of $185,800. The third note was with a company that is co-owned by the Company's CEO and has a principal balance of $70,000. These notes accrue interest at 10% per annum through their maturity in November 2021, and 12% default interest thereafter. The notes are automatically convertible upon a qualified equity financing of at least $1,000,000 or upon a liquidity event, at a conversion price equal to 75% of the purchase price of the same securities sold by the Company in a qualified equity financing or liquidity event. If there is no qualified equity financing or liquidity event prior to the maturity date, then the notes can be voluntarily converted at the fair market value of the Company's common stock as determined by the Company's Board of Directors. Interest expense related to these notes was $42,884 and $42,180 for the years ended December 31, 2021 and 2020, and accrued interest related to these notes was $145,279 and $102,395 as of December 31, 2021 and 2020, respectively.

2018 Convertible Debt – Third Parties
In October 2018, the Company entered into three additional convertible notes with an aggregate principal balance of $70,000. These notes each accrue interest at 10% per annum through their maturity in October 2021, and 12% default interest thereafter. These notes are automatically convertible upon a qualified equity financing of at least $3,000,000 or upon a liquidity event, at a conversion price equal to 75% of the purchase price of the same securities sold by the Company in a qualified equity financing or liquidity event. If there is no qualified equity financing or liquidity event prior to the maturity date, then the notes can be voluntarily converted at the fair market value of the Company's common stock as determined by the Company's Board of Directors. Interest expense related to these notes was $6,063 and $7,000 for the years ended December 31, 2021 and 2020, and accrued interest related to these notes was $3,200 and $15,433 as of December 31, 2021 and 2020, respectively.

In November 2021, the parties agreed to settle out two of these convertible notes with an aggregate principal value of $60,000 along with accrued interest totaling $18,296 through the issuance of 338,944 shares of common stock with a fair value of $111,851 based on the active selling price of the Company's common stock at that time. As the note conversions were outside the original conversion terms of the agreements, the difference between the fair value of the shares issued and the aggregate amounts converted was recorded as a loss on extinguishment in the amount of $33,555.

2019 Convertible Notes
In 2019, the Company entered into various convertible note units with third parties totaling $55,000. Each unit is for $5,000 and a $1,000 common stock warrant. These notes accrue interest at 10% per annum and matured on December 31, 2019. These notes are voluntarily convertible upon a qualified equity financing in a public offering of at least $5,000,000 or upon a liquidity event, at a conversion price equal to 70% of the purchase price of the same securities sold by the Company in a qualified equity financing. There are no conversion terms outside of a qualified equity offering as indicated in the notes. The warrants have a three-year term and only vest upon a qualified offering. Upon a qualified equity offering, the exercise price of the warrants will be the same value as the shares sold in the qualified equity financing. These warrants are not considered outstanding until there is a qualified equity financing as the number of warrants is indeterminable. Interest expense was $5,427 and $5,500 for the years ended December 31, 2021 and 2020, respectively, and accrued interest related to these notes was $14,307 and $10,277 as of December 31, 2021 and 2020, respectively.

In November 2021, the parties agreed to settle out one of these convertible notes with a principal value of $5,000 along with accrued interest totaling $1,397 through the issuance of 27,694 shares of common stock with a fair value of $9,139 based on the active selling price of the Company's common stock at that time. As the note conversion was outside the original conversion terms of the agreement, the difference between the fair value of the shares issued and the aggregate amounts converted was recorded as a loss on extinguishment in the amount of $2,742.

Regulation Crowdfunding Convertible Notes
In 2019, the Company undertook a Regulation Crowdfunding campaign for convertible notes. Through December 31, 2020, the Company entered into various convertible note with third parties totaling $1,059,900. These notes accrued interest at 10% per annum and matured on December 31, 2020. These notes were voluntarily convertible upon a qualified equity financing in a public offering of at least $5,000,000 or upon a liquidity event, at a conversion price equal to 70% of the purchase price of the same securities sold by the Company in a qualified equity financing. If there is no qualified equity financing or liquidity event prior to the maturity date, then the notes will be automatically converted into common stock at a price per share equal to quotient of $50,000,000 divided by the aggregate number of outstanding common shares of the Company on a fully diluted basis immediately prior to conversion. This occurred on December 31, 2020, and the notes along with the accrued interest thereon automatically converted into 3,578,104 shares of common stock. Interest expense for the years ended December 31, 2021 and 2020 was $0 and $85,880, respectively. In connection with these notes, the Company paid fees

to the intermediary totaling approximately $102,000 which was recorded as a discount. The discount was amortized up through the life of the notes. Discount amortization for the years ended December 31, 2021 and 2020 was $0 and $96,755, respectively.

Service Provider Loan
In May 2021, the Company entered into a loan agreement with StartEngine Primary, LLC, a service provider of the Company. The agreement allows for advances up to an aggregate amount of $100,000 to pay for advertising and promotion services in connection with the Company's equity offerings. The advances are non-interest bearing and shall be repaid on the date of the closing of the Company's equity offering from the proceeds of the offering. During the year ended December 31, 2021, $163,500 had been paid to third parties for expenses on behalf of the Company. The full amount of the loan balance was repaid from the proceeds of the Company's equity offerings during the year ended December 31, 2021, and no balance was outstanding as of December 31, 2021.

NOTE 5 – COMMITMENTS AND CONTINGENCIES

Operating Lease
In August 2021, the Company entered into a lease agreement for a facility in Irvine, California commencing September 15, 2021. The lease term is three years from the commencement date. The lease agreement required a security deposit of $24,598. Monthly rent under the lease agreement is $10,508, which can be adjusted by 3% annually.

Future annual minimum lease payments under the above lease agreement as of December 31, 2021 are as follows:

2022	$	127,362
2023		131,183
2024		89,187
	$	347,732

Rent expense for the years ended December 31, 2021 and 2020 was $37,525 and $0, respectively.

Research and Development Agreement
In March 2017, the Company amended its research and development agreement with PNL to set the final prototype price at $2,385,000 and the related payment schedule. In conjunction with the amended agreement, the Company committed to purchase at least six particle accelerators from PNL over the next three years.

As of December 31, 2021, the Company has made milestone payments totaling $2,151,000 related to the initial particle accelerator. As the initial particle accelerator will be used in production after initial testing, these payments were capitalized as construction-in-progress within property and equipment.

Litigation
During the year ended December 31, 2019, the Company settled two outstanding payables for a total of approximately $58,000. Both agreements required installment payments over a period of time. The first settlement which totaled $30,000 was paid within the 2019 year. The second settlement which totaled approximately $28,000 was partially paid during 2019 with the remaining instalments totaling $14,266 still payable as of December 31, 2019. This was paid in full during the year ended December 31, 2020.

NOTE 6 – STOCKHOLDERS' EQUITY

Common Stock
We have authorized the issuance of 200,000,000 shares of our common stock, each share having a par value of $0.0001.

During the year ended December 31, 2021, the Company sold 5,245,481 shares of common stock for gross proceeds of $1,633,193 through its Regulation Crowdfunding offering and received $1,478,641 in proceeds from amounts sold which were subject to hold back. As of December 31, 2021, the Company had a remaining subscription receivable of $89,105. The Company recognized offering costs of approximately $155,000, which reduced additional paid-in capital, in connection with the sale of these shares. In addition, $163,500 of the proceeds were used to repay the service provider loan noted in Note 4. The Company also issued 114,944 shares of common stock to one of the funding intermediaries which both increases and decreases additional paid-in capital for no net effect.

In November 2021, the Company also sold 606,061 shares of common stock for proceeds of $200,000 in a private placement.

During the year ended December 31, 2021, the Company also issued 5,245,481 shares of common stock for the conversion of convertible debt and related accrued interest. See Note 4.

During the year ended December 31, 2020, the Company sold 858,114 shares of common stock for gross proceeds of $263,378 through its Regulation Crowdfunding offering and received $237,374 in proceeds from amounts sold which were subject to hold back. As of December 31, 2020, the Company had a remaining subscription receivable of $11,769. The Company recognized offering costs of approximately $26,000, which reduced additional paid-in capital, in connection with the sale of these shares.

During the year ended December 31, 2020, the Company also issued 3,578,104 shares of common stock for the conversion of convertible debt and related accrued interest. See Note 4.

Stock Options
In 2014, our Board of Directors adopted the 2014 Equity Incentive Plan (the "2014 Plan"). The 2014 Plan provides for the grant of equity awards to our directors, employees, and certain key consultants, including stock options to purchase shares of our common stock, stock appreciation rights, stock awards, and performance shares. Up to 15,000,000 shares of our common stock may be issued pursuant to awards granted under the 2014 Plan, subject to adjustment in the event of stock splits and other similar events. The 2014 Plan is administered by our Board of Directors, and expires ten years after adoption, unless terminated earlier by the Board.

During the years ended December 31, 2021 and 2020, the Company did not grant any options to employees and non-employees.

The risk-free interest rate assumption for options granted is based upon observed interest rates on the United States government securities appropriate for the expected term of the related options.

The expected term of employee stock options is calculated using the simplified method, which takes into consideration the contractual life and vesting terms of the options.

The Company determined the expected volatility assumption for options granted using the historical volatility of comparable public company's common stock. The Company will continue to monitor peer companies and other relevant factors used to measure expected volatility for future stock option grants, until such time that the Company's common stock has enough market history to use historical volatility.

The dividend yield assumption for options granted is based on the Company's history and expectation of dividend payouts. The Company has never declared or paid any cash dividends on its common stock, and the Company does not anticipate paying any cash dividends in the foreseeable future.

The Company recognizes stock option forfeitures as they occur as there is insufficient historical data to accurately determine future forfeiture rates.

A summary of the Company's stock options activity and related information is as follows:

	Number of Shares	Weighted Average Exercise Price	Weighted Average Remaining Contractual Term
Outstanding at December 31, 2019	11,835,000	$ 0.12	4.2
Granted	—	—	—
Exercised	—	—	—
Expired/Cancelled	—	—	—
Outstanding at December 31, 2020	11,835,000	$ 0.12	3.2
Granted	—	—	—
Exercised	—	—	—
Expired/Cancelled	—	—	—
Outstanding at December 31, 2021	11,835,000	$ 0.12	2.2
Exercisable at December 31, 2020	11,835,000	$ 0.12	3.2
Exercisable at December 31, 2021	11,835,000	$ 0.12	2.2

As of December 31, 2021, there was no remaining unrecognized vesting expense.

During the years ended December 31, 2021 and 2020, stock-based compensation was $0 and $318,567, respectively, and was included within general and administrative expenses in the statement of operations.

Warrants
Based on funds raised through our Regulation A offering during the year ended December 31, 2018, the Company issued 9,759 warrants to purchase shares of our common stock to StartEngine Crowdfunding, Inc. The warrants have an exercise price of $1.52 and a term of ten years. The warrants allow for adjustments to the exercise price and number of shares based on future stock dividends, stock splits, and subsequent non-exempt equity sales. The Company accounts for these warrants in accordance with ASU 2017-11, which changes the classification analysis of certain equity-linked financial instruments (or embedded features) with down round features. Accordingly, the value of these warrants are contained within equity, both increasing and decreasing additional paid-in capital for a net zero effect.

As of December 31, 2020, the Company also had 50,000 warrants issued in 2018 for consulting services. The warrants had an exercise price of $3.00 and a term of three years. As of December 31, 2021, the warrants have expired without exercise.

NOTE 7 – RELATED PARTY TRANSACTIONS

Refer to Note 4 for details of related party convertible notes.

During 2019, the Company's Chief Executive Officer advanced the Company $19,500. These advances are non-interest bearing and due on demand. During the year ended December 31, 2020, the Company repaid $9,500 of these advances. As of December 31, 2021, a balance of $10,000 remains.

NOTE 8 – INCOME TAXES

For the years ended December 31, 2021 and 2020, the Company did not record a current or deferred income tax expense or benefit due to current and historical losses incurred by the Company. The Company's losses before income taxes consist solely of losses from domestic operations.

On March 27, 2020, the United States enacted the Coronavirus Aid, Relief, and Economic Security Act ("CARES Act"). The Cares Act includes provisions relating to refundable payroll tax credits, deferment of the employer portion of certain payroll taxes, net operating loss carryback periods, alternative minimum tax credit refunds, modifications to the net interest deduction limitations and technical corrections to tax depreciation methods for qualified improvement property. The CARES Act retroactively suspends the 80% income limitation on use of NOL carryovers for taxable years beginning before January 1, 2021, and allows 100% of any such taxable income to be offset by the amount of such NOL carryforward. This 80% income limitation is reinstated (with slight modifications) for tax years beginning after December 31, 2021.

The following table presents the current and deferred tax provision for federal and state income taxes for the years ended December 31:

	2021	2020
Current tax provision		
Federal	$ -	$ -
State	2,050	800
Total	$ 2,050	$ 800
Deferred tax provision (benefit)		
Federal	$ (120,000)	$ (106,000)
State	(40,000)	(35,000)
Valuation allowance	160,000	141,000
Total	-	-
Total provision for income taxes	$ 2,050	$ 800

Reconciliations of the U.S. federal statutory rate to the actual tax rate are as follows for the years ended December 31:

	2021	2020
Statutory US Federal tax rate	21.0%	21.0%
Permanent differences:		
State and local income taxes, net of Federa	7.0%	7.0%
Stock compensation	0.0%	-8.4%
Other	-1.6%	-2.6%
Temporary differences	-1.5%	-3.7%
Valuation allowance	-24.9%	-13.3%
Total	0.0%	0.0%

The components of our deferred tax assets (liabilities) for federal and state income taxes consisted of the following as of December 31:

	2021	2020
Other	$ 30,000	$ 30,000
Net operating loss carryover	2,383,000	2,223,000
Stock-based compensation	241,000	241,000
Valuation allowance	(2,654,000)	(2,494,000)
Net deferred tax asset	$ -	$ -

Based on federal tax returns filed, or to be filed, through December 31, 2021, we had available approximately $8,512,000 in U.S. tax net operating loss carryforwards, pursuant to the Tax Reform Act of 1986, which assesses the utilization of a Company's net operating loss carryforwards resulting from retaining continuity of its business operations and changes within its ownership structure. Net operating loss carryforwards after 2018 have no expiration.

The Company is subject to tax in the United States ("U.S.") and files tax returns in the U.S. Federal jurisdiction and California state jurisdiction. The Company is subject to U.S. Federal, state and local income tax examinations by tax authorities for all periods after 2018. The Company currently is not under examination by any tax authority.

NOTE 9 – SUBSEQUENT EVENTS

The Company has evaluated subsequent events that occurred after December 31, 2021 through April 28 2022, the issuance date of these financial statements. There have been no other events or transactions during this time which would have a material effect on these financial statements.

EXHIBIT C TO FORM C

PROFILE SCREENSHOTS

[See attached]

This offering is not live or open to the public at this moment.

Rayton

Evolving the Semiconductor Industry


RAYTON

Website · Irvine, CA · TECHNOLOGY

Rayton Solar, Inc. (dba Rayton) uses patented, particle accelerator-based technology to produce engineered wafers that can serve as the basis for next-generation electronics impacting industries such as automotive, aerospace, 5G, LED, and solar. We are currently in our Beta Phase of our product and still in development.

$0.00 raised

$8,554,600 previously crowdfunded

0 Investors	**$57.7M** Valuation
$0.35 Price per Share	**$500.15** Min. Investment
Common Shares Offered	**Equity** Offering Type
$3.01M Offering Max	**Reg CF** Offering

INVEST NOW

This Offering is eligible for the StartEngine Owner's 10% Bonus

This Reg CF offering is made available through StartEngine Capital, LLC.

This investment is speculative, illiquid, and involves a high degree of risk, including the possible loss of your entire investment.

Overview Team Terms Updates Comments Follow

Reasons to Invest

- Manufacturing process can yield up to 100 times the material as conventional methods.
- Awarded two patents for our groundbreaking semiconductor wafers and the processes required to manufacture them.
- Backed by over 7,000 investors.

Evolving the Semiconductor Industry



*The above image is CGI representation of a microchip.

We believe we have now found a revolutionary new way of impacting multiple markets with our technology.

Everything you are doing right now involves some kind of semiconductor. Rayton is pushing the limits of cost-effective production for these materials. We plan to use our technology to create lower-cost Gallium Arsenide wafers for the semiconductor industry as a whole, which can be used in automotive, aerospace, 5G, LED, and solar applications.

The material we create serves as the foundation for all of these high-tech devices. Rayton intends to lower the cost of gallium arsenide material and then sell the wafers to the people who make these electronic devices.

Rayton has completed the Research and Development stage where we identified the implantation conditions and the recipe needed to make our wafers. We have successfully created a prototype wafer in the laboratory. We are entering the Beta Phase of operations where we plan to use the commercial-grade, high volume equipment to produce samples and are currently in pre-production. We will then begin ramping up to the production of 25 wafers per hour to enter Phase One of production.

UPDATE

We've officially reached the Beta Phase of our production process. This means we've received the world-class particle accelerator needed to move into a high-volume manufacturing phase. The particle accelerator is on site at Ryton's facility in Irvine, CA. This is a huge step forward in terms of production and revenue.



The above image is Rayton's accelerator on-site at our Irvine facility.

To paint a picture, the equipment, which came to our new Irvine, CA, headquarters in December, required a 10-ton forklift to move from the truck to the warehouse.



The above images are of Rayton's accelerator's delivery.

Once it was inside the warehouse, we then had to get it assembled and hooked up to high voltage power. It's critical that every single piece of this equipment is installed correctly, which requires diligence (and patience) on our part. The facility build out is well under way; however, there is still work to do in terms of being able to produce sample material. We need to finish commissioning the facility and testing/optimizing the equipment. This will be carried out over the next couple months.



*The above image is Rayton's accelerator on-site at our Irvine facility.

THE PROBLEM

Silicon semi conductors simply don't cut it anymore

Silicon has played an essential role in the semiconductor industry to-date. However, we are now entering an age where certain applications require more expensive semiconductor material than silicon. In the high-frequency and high-power regimes, silicon is not suited to play a strong role.

Semiconductors such as gallium nitride, gallium arsenide, and silicon carbide (GaN, GaAs, and SiC) have better electronic properties than silicon and are currently used in the manufacturing of high-speed, high-power electronics. (1) However, the material costs for GaN, GaAs, and SiC are magnitudes higher than silicon.


High-speed
High-power
electronics
KLYSTRONS
VACUUM TUBES
POWER (W)
1000
100
10
SiC
GaN / SiC
SiGe
SILICON
GaAs
InP
1
10
100
FREQUENCY (GHz)

THE SOLUTION

A unique process to lower the cost of this revolutionary technology

Rayton has developed a unique technology that has the potential to reduce the price point for next-generation electronics by up to 25 percent. Because of this, Rayton can play a vital role in expediting the growth of 5G infrastructure, advanced automotive electronics, cellular technology, solar cells, and more. By lowering supply costs, Rayton achieves considerable market leverage, as we seek to supply all companies fabricating electronics on these advanced materials.



*This image is an example of a wafer that Rayton would use in its manufacturing process.

THE MARKET

The markets for products created on our wafers are diverse and increasing in demand

In the fast-growing 5G network, high-power coupled with high-frequency transistors are necessary in transmission towers and mobile handsets. GaN is particularly well suited for such applications. Further, the high-speed receivers in cellular phones will likely be built on GaAs wafers. (2)



Power Amplifier[7]
Wifi Module[8]
Proximity Sensor[6]
Dot Projector for Facial Recognition

*Images are computer-generated demo versions.

The high-speed and high-bandwidth requirements for the 5G cellular network will require the superior properties of GaAs and GaN. These materials are also used for a wide array of cellular components. In addition, they're necessary for many other products such as proximity sensors, Wi-Fi modules, flood illuminators, and dot projectors for facial recognition (VCSEL).



RADAR[12]
Wireless 'Car-to-X' Communication
LIDAR/3D Imaging[11]
Critical Autonomous Vehicle Features
Anti-theft Proximity Sensor (Immobilizer)
Blind Spot Detection

*Images are computer-generated demo versions.

The wafers used for fabrication of all these components can seamlessly be replaced by our engineered wafers without any modification of downstream equipment. Thus, Rayton's end-product can be plugged into existing fabrication facilities, reducing material costs for those manufacturers.

There are additional high-potential growth markets that our engineered wafers will significantly impact. These include automotive, aerospace, LEDs, and solar. For instance, modern automotive technologies such as RADAR, LIDAR, 3D Imaging, blind-spot detection, and 5G-based 'vehicle-to-x' communication -- many of which are critical for autonomous vehicles --rely upon devices built on GaAs wafers. (4, 5, 6, 7)

(Sources: 2, 4, 5, 6, 7)

WHAT WE DO

How Rayton Changes the Semiconductor Equation



Particle Accelerator
Ion Implantation


2
MICRONS
THICK

*Images are computer-generated representations of Rayton's implantation process.

Particle Accelerator Technology

We intend to use a high-current, high-voltage proton particle accelerator from Phoenix Laboratories to slice GaAs wafers, reducing waste by up to 50%. Our accelerator costs less and operates with less energy compared to competing particle accelerator methods. Because of this, our particle accelerator is capable of making up to 100 times as many wafers with the same amount of semiconductor material as our competitors use to make just one wafer. We have achieved a proof of concept wafer in the laboratory setting on non-commercial-grade equipment.


NORMAL SILICON WAFER
200
MICRONS
THICK
RAYTON SOLAR GaAs WAFER
2
MICRONS
THICK

*Images are computer-generated representations of our wafer product vs existing products. Not to scale.

Manufacturing Efficiency

Diamond wire saws are currently the standard for cutting semiconductor materials for the electronics industry. This conventional method involves cutting the raw materials with a physical friction mechanic that wastes half the processed materials and cannot cut materials down to the two micron wafer thickness without significant yield loss or breakage.


ENGINEERED SUBSTRATES APPLICATIONS
HANDSET
SOLAR
DEFENSE
LEDS
Benefits of Rayton's engineered wafers
MORE FLEXIBILITY
PATENTED
MORE ROBUST
LOW-COST
enabled by Rayton's ion implantation technologies
PRICE PER WAFER
$100
PRICE PER WAFER
$75

*Wafer images above are demo version. Not the Rayton wafer.

SOLAR APPLICATIONS

Cost-effective, highly efficient, and lightweight

Rayton intends to continue servicing the solar industry by providing a cost effective solution to high-efficient and light-weight solar cell manufacturing. The record for single junction solar cell efficiency is held by GaAs based solar cells at 28% while silicon solar cells average about 21% in production volumes. These high-efficient GaAs-based solar cells are made using Metal Organic Chemical Vapor Deposition (MOCVD) equipment. A GaAs wafer is placed in a reactive MOCVD chamber, and the solar cell is grown on top of this GaAs wafer. The initial GaAs wafer can be reused, but this step has proven to be a bottleneck in the process.



*Images are computer generated renderings. Product is not available on the market.

Rayton believes that by bringing down the cost of this initial "building block" wafer, it will reduce the cost of the entire process and unlock these types of solar cells for commercial applications. Rayton plans to sell lower cost GaAs wafers to the companies who utilize MOCVD equipment for their products. There are applications of these high-efficient and light-weight solar cells which aid the world in transforming to a fully renewable source of energy.

WHERE RAYTON FITS IN

Engineering state of the art GaAs wafers

Where does Rayton fit into the manufacturing vertical? We would buy GaAs wafers in bulk from producers like Freiberger, and Sumitomo. We would then conduct our process to lower the cost of the GaAs wafer. We would then sell our engineered GaAs wafers to the foundries like VPEC and IQE who grow devices on the wafers. They then sell these devices to the chipmakers who turn them into products used in the retail electronics we are all familiar with.


BULK WAFERS
ENGINEERED SUBSTRATE WAFER
FOUNDRIES (Epi Growth via MOCVD)
CHIP MAKERS & FABLESS
END PRODUCT
Xinxiang Shenzhou Crystal Technologies Co.
GaAs Substrate market at a CAGR of nearly 11% to more than $650M by 2017
HITACHI
win
SIEMENS
II-VI Incorporated
(II-VI Epiworks Division)
SAMSUNG
Freiberger
Compound Materials GmbH
RAYTON
IntelliEPI
OSRAM
Opto Semiconductors
HUAWEI
intel
SUMITOMO ELECTRIC
VPEC
FINISAR
Qualcomm
soitec
qorvo
IQE
ROHM
SEMICONDUCTOR
SKYWORKS
axt

About Our Fabrication Process

First, protons are accelerated within our particle accelerator and implanted a few microns deep into a semiconductor wafer (e.g. GaAs, SiC, or GaN). Second, the implanted wafer is bonded to a less expensive, compatible carrier wafer. For example, sapphire is a good option as the carrier wafer for GaAs bonding. Third, with a thermal annealing process, a thin layer of the semiconductor material is exfoliated from its original wafer, while maintaining the bond with the carrier wafer. This process can be used to produce an engineered wafer that has a device layer of a few microns on a carrier wafer. For instance, two-micron thick layers of GaAs on sapphire can be produced. The advantage of this process is that the original wafer can be reused more than 100 times which produces over 100 engineered wafers for each source wafer.


1 ION IMPLANTATION
Particle Accelerator Ion Implantation
2 BONDING
3 EXFOLIATION
100+ CYCLES
Rayton's Engineered Substrate
2 Micron GaAs on handle wafer (Sapphire)
4 RECYCLE PARENT WAFER

**Images are computer generated renderings of the Rayton process*

Rayton's unique fabrication process makes use of a one-of-a-kind proton implanter jointly designed and built by Rayton and Phoenix Nuclear Labs.


Proprietary downstream octupole magnets for thermal management and beam uniformization (Exclusive Rayton IP)
300 keV, 100 mA Proton Accelerator from Phoenix Nuclear Labs
Customized Wafer Chuck for Heat Dissipation in vacuum
8

*This image is a 3D-CAD rendering

The high current of this proton implanter and a unique set of magnets to shape the proton beam allows for a potential throughput that is much higher than the current industry standard and can produce an estimated $30M USD in annual revenue per production line. We believe Rayton will be well situated in the supply chain for the aforementioned high-speed, high-power electronics industry.

Specifically, we will fill the role of providing engineered substrates to epitaxy foundries and fabrication companies that will further develop the electronic components necessary for the 5G network, advanced automotive, cellular components, and other applications.

OUR ROADMAP



(300KeV proton implanter at Rayton's manufacturer's facility in Madison, WI)

Current Stage

Rayton plans to use this fundraising round for the advancement of our beta phase production. During this phase, Rayton will produce engineered wafers in-house to sample out to epitaxy and wafer foundries for high-speed high-power electronic components.

Then we hope to achieve the following: Once sales agreements are finalized, Rayton will plan to move onto single-line production. Once we are hopefully in a revenue stage, Rayton will plan to invest in more equipment to increase the throughput of the single accelerator line to reach the maximum production capability of the full-line production phase.

Please refer to our Forward Looking Information legend at the end of our Campaign Page along with reading our Risk Factors in our Form C filing. The information discussed here includes future projections that cannot be guaranteed.

A breakdown of estimated costs and revenue for these three phases can be found below:

Beta Phase

The goal of our Beta phase is to hopefully bring us to a full proof-of-concept where we can begin marketing our product. The particle accelerator for producing engineered GaAs wafers is on site at Ryton's facility in Irvine, CA, allowing us to reach our Beta Phase of operations. Rayton does not currently manufacture GaAs wafers at high volume. Current manufacturing capabilities are for sample materials that can be used for testing purposes with potential customers. For example, a potential customer can be sent a Rayton wafer and then run it through their manufacturing lines and further upstream processes to make their devices and test them for quality assurance and performance metrics. Rayton intends to produce sample material by mid to late 2022. Once we have developed the full proof-of-concept and have generated interest from potential customers, additional capital investment will be required. We believe we would need to raise an additional $14M for equipment and operations to manufacture at commercial scale.

The estimated timeline of our Beta Phase is 12 months beginning in Year 1 of our new plan, utilizing raised funds to achieve this phase. In creating our projections we assume that the company will be able to create sample materials with the funds available and we estimate operating costs during this phase to be approximately $60K per month.

Phase One

We will need to buy additional semiconductor processing equipment to move into a high volume manufacturing phase which could bring us into revenue. We currently estimate that the Company will need about $14M to get into a revenue phase that can generate approximately $9M per year or 120,000 wafers per year. Again, please note these are projections and cannot be guaranteed.

The estimated timeline of Phase 1 is 12 months beginning in Year 2 and to achieve this goal we will also utilize raised funds. This means to enter this phase we will require additional fundraising to support this success. If we do not meet our funding goals, we will not be able to enter this phase. We estimate that we will be able to attain $9M in gross revenue per year provided that the company is able to attain approximately $10.12M in production equipment. We estimate that in this phase there will be $1.965M in operating expenses and $2.52M in COGS. This assumes $100 per GaAs wafer with 100 uses per wafer and $20 per wafer for the handle substrates. We assume 2 shifts per day at 8 hours per shift with 300 days of operation in the year. We assume that our wholesale price per wafer would be $75. These are assumptions are based on our breakdown of the costs currently associated with our product and may vary in the future.

Phase Two

We need to add on the additional semiconductor processing equipment in order to increase the throughput of the full manufacturing line. By adding this additional equipment, we could increase to the maximum throughput attainable for one accelerator of 432,000 wafers per year. This could possibly generate an estimated $32M per year in revenue.vExpenditures on the capital equipment could be reduced through the lease or purchase of used equipment. Again, please note these are forward looking projections, please refer to our risk factors & legend at the end of our Campaign Page. These assumptions are based on the Company meeting Beta Phase and Phase One successfully. If we do not achieve these phases, Phase Two may not exist in the same capacity.

The estimated timeline of Phase 2 is 12 months beginning in Year 3, utilizing a combination of raised funds and company revenue to achieve these goals. We have based our assumptions on the following: we estimate that we will be able to attain $32M in gross revenue in Year 3 provided that the company is able to attain approximately $15.5M in additional production equipment. We estimate that in this phase there will be $5.197M in operating expenses and $9.072M in COGS. This assumes $100 per GaAs wafer with 100 uses per wafer and $20 per wafer for the handle substrates. We assume 2 shifts per day at 8 hours per shift with 300 days of operation in the year. We assume that our wholesale price per wafer would be $75. Please note, these numbers are subject to change and cannot be guaranteed. Our assumptions are based on our analysis of the industry for GaAs wafers and the current need in the market. They are also based on our ability to increase production to scale, if these events do not occur there may be different results.

Reminder: The above information includes forward looking statements regarding the Company's business. Please refer to our Risk Factors in our Form C and our Forward Looking Information legend at the bottom of this Campaign Page for further details. There is no guarantee the Company will ever meet these projections and the information above includes estimates based on current data, actual results not guaranteed.



Company Timeline
RAYTON
Rayton has had a history of success fund raising and completing R&D, and has made major progress in product development and in perfecting its manufacturing process
Product Development
Rayton secures accelerator co-development agreement with Phoenix Nuclear Labs (PNL) to provide the key piece of state-of-the-art equipment
Prototype Funds
Rayton is qualified by the SEC to conduct a Reg A+ offering; Rayton raises $5.4MM to construct key equipment and complete R&D
Third Investment Tranche
Rayton announces its "product of least resistance" and path to revenue; issues a Regulation CF offering to existing and new shareholders (reached maximum of ~$1MM)
10/2013
8/2014
5/2015-4/2016
1/2017-1/2018
10/2018
08/2019 – June 2020
Company Founded
Rayton founded in 10/2013 by Andrew Yakub
INNOVATION & FUNDING SUCCESS
Rayton raises $2.4MM in an accredited investor round; Rayton completes joint development agreement with PNL
Buildout of Key Equipment
Rayton spends $1.4MM on the ion implanter buildout, which is now constructed and pending final commissioning at PNL; Rayton secures its product recipe and trade secrets

WHY INVEST

Lets make history together

Your investment will help Rayton to develop a full proof-of-concept, which will, in turn, allow us to begin marketing our product. Looking forward; by diversifying the applications of our products, we will be able to strengthen ourselves for market entry.

Solar will continue to be a product at our roots, and we will continue to service the high-efficiency solar cell industry. We believe that initially bringing down the cost of GaAs wafers will have a ripple effect in bringing down the overall cost of GaAs-based solar cells.



RAYTON

**Image is computer-generated rendering.*

The markets for our product are diverse and increasing in demand. The GaAs wafer market was $316.49M in 2019 and growing with a 7.2% compound annual growth rate (8). The overall GaAs device market is expected to grow to $22 billion by 2026 (9). We would like to enter this market with a "product zero" engineered GaAs wafer that we believe can be sold to the market at up to a twenty-five percent (25%) discount to competitive prices.

Our technology is positioned to have a major impact in many industries. We are getting closer every single day. We have the machine, we have the patents, and we have the process flow. We are making history as one of the first democratically-funded technology companies.

Join the 7,000 other shareholders who invested in Rayton and become part of this groundbreaking next-generation technology.

Source 8: 99Strategy report *"Gallium Arsenide (GaAs) Wafer Market Research: Global Status & Forecast by Geography, Type & Application (2016-2026)"*

Meet Our Team



Andrew Yakub

CEO, Chairman of the Board, Secretary, and Treasurer

Andrew Yakub is the founder of the Company and has served as its Chief Executive Officer and Chairman of the Board of Directors since October 2013. Prior to Rayton, in September 2009 Andrew founded and has since acted as the Chief Executive Officer of ReGen America, Inc. a producer of commercial and residential solar photovoltaic systems. In that position, he was responsible for the development of over 6 megawatts of solar installations. Named to Forbes' "30 under 30" list in 2016, Mr. Yakub is a two-time clean technology entrepreneur. Mr. Yakub's experience spans from UCLA's Particle Beam Physics Lab to NASA's Jet Propulsion Lab. He holds a Bachelor's in Physics from UC Santa Barbara.



Dr. James Rosenzweig

Director

Dr. James Rosenzweig is a UCLA professor, former UCLA Physics and Astronomy Department Chair, and a world-renowned researcher in particle beams with over 500 scientific publications. He has been named a Fellow of the American Physical Society and was awarded the International Free-electron Laser Prize. His expertise in particle beam physics is extremely valuable to the development of the ion-cutting process and high-current proton implanter.

Offering Summary

Company	:	Rayton Solar, Inc.
Corporate Address	:	16600 Aston St, Irvine, CA 92606
Offering Minimum	:	$9,999.85
Offering Maximum	:	$3,010,999.95
Minimum Investment Amount (per investor)	:	$500.15

Terms

Offering Type	:	Equity
Security Name	:	Common Stock
Minimum Number of Shares Offered	:	28,571
Maximum Number of Shares Offered	:	8,602,857
Price per Share	:	$0.35
Pre-Money Valuation	:	$57,733,993.45

Maximum Number of Shares Offered subject to adjustment for bonus shares. See Bonus info below.

Voting Rights of Securities Sold in this Offering

Voting Proxy. Subscriber shall appoint the Chief Executive Officer of the Company (the "CEO"), or his or her successor, as the Subscriber's true and lawful proxy and attorney, with the power to act alone and with full power of substitution, to, consistent with this instrument and on behalf of the Subscriber, (i) vote all Securities, (ii) give and receive notices and communications, (iii) execute any instrument or document that the CEO determines is necessary or appropriate in the exercise of its authority under this instrument, and (iv) take all actions necessary or appropriate in the judgment of the CEO for the accomplishment of the foregoing. The proxy and power granted by the Subscriber pursuant to this Section are coupled with an interest. Such proxy and power will be irrevocable. The proxy and power, so long as the Subscriber is an individual, will survive the death, incompetency and disability of the Subscriber and, so long as the Subscriber is an entity, will survive the merger or reorganization of the Subscriber or any other entity holding the Securities. However, the Proxy will terminate upon the closing of a firm commitment underwritten public offering pursuant to an effective registration statement under the Securities Act of 1933 covering the offer and sale of Common Stock or the effectiveness of a registration statement under the Securities Exchange Act of 1934 covering the Common Stock.

FORWARD-LOOKING INFORMATION LEGEND

THE OFFERING MATERIALS MAY CONTAIN FORWARD-LOOKING STATEMENTS AND INFORMATION RELATING TO, AMONG OTHER THINGS, THE COMPANY, ITS BUSINESS PLAN AND STRATEGY, AND ITS INDUSTRY. THESE FORWARD-LOOKING STATEMENTS ARE BASED ON THE BELIEFS OF, ASSUMPTIONS MADE BY, AND INFORMATION CURRENTLY AVAILABLE TO THE COMPANY'S MANAGEMENT. WHEN USED IN THE OFFERING MATERIALS, THE WORDS "ESTIMATE," "PROJECT," "BELIEVE," "ANTICIPATE," "INTEND," "EXPECT" AND SIMILAR EXPRESSIONS ARE INTENDED TO IDENTIFY FORWARD-LOOKING STATEMENTS, WHICH CONSTITUTE FORWARD-LOOKING STATEMENTS. THESE STATEMENTS REFLECT MANAGEMENT'S CURRENT VIEWS WITH RESPECT TO FUTURE EVENTS AND ARE SUBJECT TO RISKS AND UNCERTAINTIES THAT COULD CAUSE THE COMPANY'S ACTUAL RESULTS TO DIFFER MATERIALLY FROM THOSE CONTAINED IN THE FORWARD-LOOKING STATEMENTS. INVESTORS ARE CAUTIONED NOT TO PLACE UNDUE RELIANCE ON THESE FORWARD-LOOKING STATEMENTS, WHICH SPEAK ONLY AS OF THE DATE ON WHICH THEY ARE MADE. THE COMPANY DOES NOT UNDERTAKE ANY OBLIGATION TO REVISE OR UPDATE THESE FORWARD-LOOKING STATEMENTS TO REFLECT EVENTS OR CIRCUMSTANCES AFTER SUCH DATE OR TO REFLECT THE OCCURRENCE OF UNANTICIPATED EVENTS.

Investment Incentives and Bonuses*

Time-Based:

Friends and Family Early Bird

Invest within the first 48 hours and receive 20% bonus shares.

Early Bird

Invest within the first week and receive 10% bonus shares.

**All perks occur when the offering is completed.*

The 10% Bonus for StartEngine Shareholders

Rayton Solar, Inc. will offer 10% additional bonus shares for all investments that are committed by investors that are eligible for the StartEngine Crowdfunding Inc. OWNer's bonus.

This means eligible StartEngine shareholders will receive a 10% bonus for any shares they purchase in this offering. For example, if you buy 100 shares of Common Stock at $0.35 / share, you will receive 110 shares of Common Stock, meaning you'll own 110 shares for $0.35 / share. Fractional shares will not be distributed and share bonuses will be determined by rounding down to the nearest whole share.

This 10% Bonus is only valid during the investors eligibility period. Investors eligible for this bonus will also have priority if they are on a waitlist to invest and the company surpasses its maximum funding goal. They will have the first opportunity to invest should room in the offering become available if prior investments are canceled or fail.

Investors will receive the highest single bonus they are eligible for among the bonuses based on the amount invested and time of offering elapsed (if any). Eligible investors will also receive the Owner's Bonus in addition to the aforementioned bonus.

Irregular Use of Proceeds

The Company might incur Irregular Use of Proceeds that may include but are not limited to the following over $10,000: Salary payments made to one's self, a friend or relative. Vendor payments. Any expense labeled "Travel and Entertainment". Inter company debt or back payments.

Offering Details

Form C Filings

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Risks

A crowdfunding investment involves risk. You should not invest any funds in this offering unless you can afford to lose your entire investment. In making an investment decision, investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. These securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document. The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature. These securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration.

Updates

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IN MAKING AN INVESTMENT DECISION, INVESTORS MUST RELY ON THEIR OWN EXAMINATION OF THE ISSUER AND THE TERMS OF THE OFFERING, INCLUDING THE MERITS AND RISKS INVOLVED. INVESTMENTS ON STARTENGINE ARE SPECULATIVE, ILLIQUID, AND INVOLVE A HIGH DEGREE OF RISK, INCLUDING THE POSSIBLE LOSS OF YOUR ENTIRE INVESTMENT.

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California Investor Only - **Do Not Sell My Personal Information**

EXHIBIT D TO FORM C

VIDEO TRANSCRIPT

1

00:00:15,260 --> 00:00:18,850

Hi, I'm Andrew Yakup, founder of Rayton.

2

00:00:19,160 --> 00:00:20,810

Thanks to our shareholder base.

3

00:00:20,860 --> 00:00:25,250

We have purchased and have now taken

delivery of an industry leading state of

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00:00:25,250 --> 00:00:26,610

the art particle accelerator.

5

00:00:26,750 --> 00:00:31,330

And its installation is well underway at

our new facility in Irvine, California.

6

00:00:31,800 --> 00:00:34,450

Over the next couple months,

we plan to fire it up.

7

00:00:34,570 --> 00:00:36,250

We're ready to rock and roll over here.

8

00:00:36,250 --> 00:00:39,850

And so we're opening up a new round

to fund the operations over these next

9

00:00:40,130 --> 00:00:40,963

critical couple months.

10

00:00:41,220 --> 00:00:45,850

So what is Rayton where a company

specializing in innovative hardware that

11

00:00:45,850 --> 00:00:48,570

impacts every aspect of your modern life,

12

00:00:48,990 --> 00:00:52,690

the computer or phone you're viewing us

on your internet connection and the car

13

00:00:52,690 --> 00:00:55,730

you drive are industries

Rayton will transform.

14

00:00:56,230 --> 00:00:59,690

Why is that everything you're doing

right now involves some kind of

15

00:00:59,690 --> 00:01:04,210

semiconductor Rayton is pushing the

limits of production for these materials.

16

00:01:04,380 --> 00:01:08,810

We have now found a revolutionary new

way of impacting multiple markets.

17

00:01:09,240 --> 00:01:10,490

It's an exciting time.

18

00:01:10,860 --> 00:01:15,530

We plan to use our technology to create

lower cost gall of arsenide wafers

19

00:01:15,610 --> 00:01:19,970

for the semiconductor industry as a

whole, which can be used in automotive,

20

00:01:20,330 --> 00:01:24,690

aerospace, 5g, L E D,

and solar applications.

21

00:01:25,190 --> 00:01:29,170

The material we create serves as the

foundation for all of these high tech

22

00:01:29,170 --> 00:01:32,810

devices, we would lower the

cost of gal Maride material,

23

00:01:33,110 --> 00:01:37,010

and then sell the wafers to the

people who make these devices.

24

00:01:37,480 --> 00:01:42,170

This pivot as a company gives us

the path of least resistance and

25

00:01:42,170 --> 00:01:44,050

strengthens our market positioning.

26

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We believe it is good for business

and good for our investors.

27

00:01:49,180 --> 00:01:53,090

We are closing in on it as the machine

is being assembled at rayons headquarters

28

00:01:53,090 --> 00:01:54,250

and Irvine, California.

29

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In terms of IP Rayton has

been awarded to patents.

30

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We all have cell phones,

31

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Galia arsenide can play a significant

role in the 5g network set to roll out

32

00:02:07,170 --> 00:02:09,850

over the coming years.

As of right now,

33

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there are existing

devices such as VCE chips,

34

00:02:12,690 --> 00:02:15,490

which enable facial recognition

used in our smartphones.

35

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Like the next generation iPhone.

36

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These devices rely on Gallia Maride

based materials as the building block,

37

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the future is self-driving cars

and solar powered electric cars.

38

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Ray town's wafers serve as the building

blocks for these kind of technologies.

39

00:02:31,570 --> 00:02:32,403

Radar,

40

00:02:32,610 --> 00:02:37,410

LIDAR and censorships for self-driving

cars are created on gall Maride

41

00:02:37,410 --> 00:02:42,330

wafers vehicle communication will

rely on the 5g network made on

42

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gal Maride material, high, efficient,

43

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and lightweight solar cells can

be created on gal Maride wafers,

44

00:02:49,290 --> 00:02:52,090

which can be used to charge electric cars.

45

00:02:52,670 --> 00:02:57,410

The Gale Maride wafers are the starting

point for growing those devices with

46

00:02:57,540 --> 00:02:58,810

Mo C equipment.

47

00:02:59,000 --> 00:03:03,520

These devices have better power management

and can handle higher frequency than

48

00:03:03,840 --> 00:03:08,640

existing Silicon. The reason

for the delayed adoption

is the initial wafer cost,

49

00:03:08,760 --> 00:03:13,560

which Ray town's technology will reduce.

We plan to manufacture a gal

50

00:03:13,590 --> 00:03:18,480

Maride wafer that we can sell for $75

as opposed to the a hundred dollars

51

00:03:18,480 --> 00:03:22,800

current market price. Where does Rayton

fit into the manufacturing vertical?

52

00:03:23,330 --> 00:03:26,720

We would buy gal Maronite

wafers in bulk from producers,

53

00:03:26,720 --> 00:03:28,480

such as Fryberger and Sumitomo.

54

00:03:28,570 --> 00:03:33,440

We would then conduct our process to

lower the cost of the galley Maride wafer.

55

00:03:33,690 --> 00:03:36,400

We would then be able to

sell our engineered gal.

56

00:03:36,400 --> 00:03:41,360

Maride wafer to the foundries

like VAK and IQE who grow devices

57

00:03:41,360 --> 00:03:42,193

on the wafers.

58

00:03:42,430 --> 00:03:47,000

They then sell these devices to the chip

makers who turn them into products used

59

00:03:47,000 --> 00:03:49,840

in the retail electronics.

We are all familiar with.

60

00:03:50,090 --> 00:03:54,680

We have opened up a dialogue and we

plan to continue pursuing relationships.

61

00:03:54,750 --> 00:03:57,640

Once we produce sample

material in the beta phase,

62

00:03:58,230 --> 00:04:01,880

this funding round will lead us

into the beta phase of production.

63

00:04:02,250 --> 00:04:06,040

We plan to use samples produced in

this phase to approach the potential

64

00:04:06,240 --> 00:04:09,120

customers who purchase

galley Maride wafers in bulk,

65

00:04:09,570 --> 00:04:14,280

in the hope of building

meaningful relationships

with them. Phase one is where

66

00:04:14,280 --> 00:04:18,480

we automate the process by purchasing

off the shelf semi-conductor equipment

67

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that allows us to mass produce our wafers.

68

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The ion implanter used in the beta

phase will work with this additional

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00:04:25,240 --> 00:04:29,920

equipment to bring us into revenue upon

successful completion of this phase.

70

00:04:30,290 --> 00:04:34,720

We estimate that Rayton can generate

approximately $9 billion per year in

71

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revenue,

72

00:04:35,630 --> 00:04:40,480

both phase one and phase two can

use the same accelerator procured

73

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in the beta phase.

74

00:04:41,650 --> 00:04:45,760

We need to add on the

additional semiconductor

processing equipment in order to

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increase the throughput of

the full manufacturing line.

76

00:04:48,570 --> 00:04:50,280

By adding this additional equipment,

77

00:04:50,410 --> 00:04:54,240

we may be able to increase the maximum

throughput attainable for one accelerator

78

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to 430, 2000 wafer per year.

79

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This represents approximately

$32 million per year in revenue

80

00:05:01,700 --> 00:05:05,560

expenditures on the capital equipment

could be reduced through the lease or

81

00:05:05,800 --> 00:05:07,880

purchase of used equipment

at a reduced cost.

82

00:05:08,470 --> 00:05:12,880

I strongly feel that we have made

exceptional progress in bringing this

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technology to fruition. I believe in

our team and our plan moving forward,

84

00:05:17,750 --> 00:05:20,280

I am all in and committed to this mission.

85

00:05:20,740 --> 00:05:24,480

Our technology is positioned to have

major impact in many industries.

86

00:05:24,760 --> 00:05:28,480

We're getting closer every

single day we have the machine,

87

00:05:28,730 --> 00:05:31,080

we have the patents and the process flow.

88

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We're making history as one of the

first democratically funded technology

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companies. I welcome you to join

us on continuing this mission.

STARTENGINE SUBSCRIPTION PROCESS (Exhibit E)

Platform Compensation

- As compensation for the services provided by StartEngine Capital, the issuer is required to pay to StartEngine Capital a fee consisting of a 5.5-13% (five and one-half to thirteen) commission based on the dollar amount of securities sold in the Offering and paid upon disbursement of funds from escrow at the time of a closing. The commission is paid in cash and in securities of the Issuer identical to those offered to the public in the Offering at the sole discretion of StartEngine Capital. Additionally, the issuer must reimburse certain expenses related to the Offering. The securities issued to StartEngine Capital, if any, will be of the same class and have the same terms, conditions and rights as the securities being offered and sold by the issuer on StartEngine Capital's website.

- As compensation for the services provided by StartEngine Capital, investors are also required to pay StartEngine Capital a fee consisting of a 0-3.5% (zero to three and a half percent) service fee based on the dollar amount of securities purchased in each investment.

Information Regarding Length of Time of Offering

- Investment Cancellations: Investors will have up to 48 hours prior to the end of the offering period to change their minds and cancel their investment commitments for any reason. Once within 48 hours of ending, investors will not be able to cancel for any reason, even if they make a commitment during this period.

- Material Changes: Material changes to an offering include but are not limited to: A change in minimum offering amount, change in security price, change in management, material change to financial information, etc. If an issuer makes a material change to the offering terms or other information disclosed, including a change to the offering deadline, investors will be given five business days to reconfirm their investment commitment. If investors do not reconfirm, their investment will be canceled and the funds will be returned.

Hitting The Target Goal Early & Oversubscriptions

- StartEngine Capital will notify investors by email when the target offering amount has hit 25%, 50% and 100% of the funding goal. If the issuer hits its goal early, the issuer can create a new target deadline at least 5 business days out. Investors will be notified of the new target deadline via email and will then have the opportunity to cancel up to 48 hours before the new deadline.

- Oversubscriptions: We require all issuers to accept oversubscriptions. This may not be possible if: 1) it vaults an issuer into a different category for financial statement requirements (and they do not have the requisite financial statements); or 2) they reach $5M in investments. In the event of an oversubscription, shares will be allocated at the discretion of the issuer.

- If the sum of the investment commitments does not equal or exceed the target offering amount at the offering deadline, no securities will be sold in the offering, investment commitments will be canceled and committed funds will be returned.

- If a StartEngine issuer reaches its target offering amount prior to the deadline, it may conduct an initial closing of the offering early if they provide notice of the new offering deadline at least five business days prior to the new offering deadline (absent a material change that would require an extension of the offering and reconfirmation of the investment commitment). StartEngine will notify investors when the issuer meets its target offering amount. Thereafter, the issuer may conduct additional closings until the offering deadline.

Minimum and Maximum Investment Amounts

- In order to invest, to commit to an investment or to communicate on our platform, users must open an account on StartEngine Capital and provide certain personal and non- personal information including information related to income, net worth, and other investments.

- Investor Limitations: There are no investment limits for investing in crowdfunding offerings for accredited investors. Non-accredited investors are limited in how much they can invest on all crowdfunding offerings during any 12-month period. The limitation on how much they can invest depends on their net worth (excluding the value of their primary residence) and annual income. If either their annual income or net worth is less than $107,000, then during any 12-month period, they can invest either $2,200 or 5% of their annual income or net worth, whichever is greater. If both their annual income and net worth are equal to or more than $107,000, then during any 12-month period, they can invest up to 10% of annual income or net worth, whichever is greater, but their investments cannot exceed $107,000.